UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of February 22, 2018

TENARIS, S.A.
(Translation of registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor L-2227 Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F [ X ]  Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]  No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TENARIS, S.A.

Date: February 22, 2018	/s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

TENARIS S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2016 and 2015

29, Avenue de la Porte-Neuve – 3rd Floor.

L – 2227 Luxembourg

R.C.S. Luxembourg: B 85 203

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of US dollars, unless otherwise stated)		Year ended December 31,
	Notes	2017	2016	2015
Continuing operations
Net sales	1	5,288,504	4,293,592	6,903,123
Cost of sales	2	(3,685,057)	(3,165,684)	(4,747,760)
Gross profit		1,603,447	1,127,908	2,155,363
Selling, general and administrative expenses	3	(1,270,016)	(1,196,929)	(1,593,597)
Other operating income	5	10,516	21,127	14,603
Other operating expenses	5	(9,359)	(11,163)	(410,574)
Operating income (loss)		334,588	(59,057)	165,795
Finance Income	6	47,605	66,204	34,574
Finance Cost	6	(27,072)	(22,329)	(23,058)
Other financial results	6	(43,550)	(21,921)	3,076
Income (loss) before equity in earnings of non-consolidated companies and income tax		311,571	(37,103)	180,387
Equity in earnings (losses) of non-consolidated companies	7	116,140	71,533	(39,558)
Income before income tax		427,711	34,430	140,829
Income tax	8	17,136	(17,102)	(234,384)
Income (loss) for continuing operations		444,847	17,328	(93,555)

Discontinued operations
Result for discontinued operations	28	91,542	41,411	19,130
Income (loss) for the year		536,389	58,739	(74,425)

Attributable to:
Owners of the parent		544,737	55,298	(80,162)
Non-controlling interests		(8,348)	3,441	5,737
		536,389	58,739	(74,425)
Earnings per share attributable to the owners of the parent during the year:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings (losses) per share (U.S. dollars per share)		0.38	0.01	(0.08)
Basic and diluted earnings (losses) per ADS (U.S. dollars per ADS) (*)		0.77	0.02	(0.17)
Continuing and discontinued operations
Basic and diluted earnings (losses) per share (U.S. dollars per share)		0.46	0.05	(0.07)
Basic and diluted earnings (losses) per ADS (U.S. dollars per ADS) (*)		0.92	0.09	(0.14)

(*) Each ADS equals two shares.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2017	2016	2015
Income (loss) for the year	536,389	58,739	(74,425)
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	151,762	37,187	(256,260)
Change in value of cash flow hedges	4,502	(7,525)	10,699
Change in value of available for sale financial instruments	-	-	2,486
Income tax relating to components of other comprehensive income	23	(23)	(284)
Share of other comprehensive income of non-consolidated companies:
- Currency translation adjustment	(9,548)	3,473	(92,914)
- Changes in the fair value of derivatives held as cash flow hedges and others	512	421	(3,790)
	147,251	33,533	(340,063)
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	(8,635)	(230)	14,181
Income tax on items that will not be reclassified	1,338	(1,760)	(4,242)
Remeasurements of post employment benefit obligations of non-consolidated companies	(376)	(5,475)	(449)
	(7,673)	(7,465)	9,490
Other comprehensive income (loss) for the year, net of tax	139,578	26,068	(330,573)
Total comprehensive income (loss) for the year	675,967	84,807	(404,998)
Attributable to:
Owners of the parent	683,531	81,702	(410,187)
Non-controlling interests	(7,564)	3,105	5,189
	675,967	84,807	(404,998)
Total comprehensive income (loss) for the year
attributable to Owners of the parent arises from
Continuing operations	591,989	40,291	(429,317)
Discontinued operations	91,542	41,411	19,130
	683,531	81,702	(410,187)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

Consolidated STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At December 31, 2017		At December 31, 2016
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10	6,229,143		6,001,939
Intangible assets, net	11	1,660,859		1,862,827
Investments in non-consolidated companies	12	640,294		557,031
Available for sale assets	31	21,572		21,572
Other investments	18	128,335		249,719
Deferred tax assets	20	153,532		144,613
Receivables, net	13	183,329	9,017,064	197,003	9,034,704
Current assets
Inventories, net	14	2,368,304		1,563,889
Receivables and prepayments, net	15	143,929		124,715
Current tax assets	16	132,334		140,986
Trade receivables, net	17	1,214,060		954,685
Other investments	18	1,192,306		1,633,142
Cash and cash equivalents	18	330,221	5,381,154	399,737	4,817,154
Assets of disposal group classified as held for sale	28		-		151,417
Total assets			14,398,218		14,003,275
EQUITY
Capital and reserves attributable to owners of the parent			11,482,185		11,287,417
Non-controlling interests			98,785		125,655
Total equity			11,580,970		11,413,072
LIABILITIES
Non-current liabilities
Borrowings	19	34,645		31,542
Deferred tax liabilities	20	457,970		550,657
Other liabilities	21(i)	217,296		213,617
Provisions	22	36,438	746,349	63,257	859,073
Current liabilities
Borrowings	19	931,214		808,694
Current tax liabilities	16	102,405		101,197
Other liabilities	21(ii)	197,504		183,887
Provisions	23(ii)	32,330		22,756
Customer advances		56,707		39,668
Trade payables		750,739	2,070,899	556,834	1,713,036
Liabilities of disposal group classified as held for sale	28		-		18,094
Total liabilities			2,817,248		2,590,203
Total equity and liabilities			14,398,218		14,003,275

Contingencies, commitments and restrictions on the distribution of profits are disclosed in Note 25.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

Consolidated statement of changes in equity

(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
Balance at December 31, 2016	1,180,537	118,054	609,733	(965,955)	(313,088)	10,658,136	11,287,417	125,655	11,413,072

Income (loss) for the year	-	-	-	-	-	544,737	544,737	(8,348)	536,389
Currency translation adjustment	-	-	-	151,080	-	-	151,080	682	151,762
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(7,423)	-	(7,423)	126	(7,297)
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	4,549	-	4,549	(24)	4,525
Share of other comprehensive income of non-consolidated companies	-	-	-	(9,548)	136	-	(9,412)	-	(9,412)
Other comprehensive income for the year	-	-	-	141,532	(2,738)	-	138,794	784	139,578
Total comprehensive income (loss) for the year	-	-	-	141,532	(2,738)	544,737	683,531	(7,564)	675,967
Acquisition and other changes in non-controlling interests	-	-	-	-	(4,743)	-	(4,743)	4,694	(49)
Dividends paid in cash	-	-	-	-	-	(484,020)	(484,020)	(24,000)	(508,020)
Balance at December 31, 2017	1,180,537	118,054	609,733	(824,423)	(320,569)	10,718,853	11,482,185	98,785	11,580,970

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2017 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.

(3) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 25.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non- controlling interests	Total
Balance at December 31, 2015	1,180,537	118,054	609,733	(1,006,767)	(298,682)	11,110,469	11,713,344	152,712	11,866,056

Income for the year	-	-	-	-	-	55,298	55,298	3,441	58,739
Currency translation adjustment	-	-	-	37,339	-	-	37,339	(152)	37,187
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(1,781)	-	(1,781)	(209)	(1,990)
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	(7,573)	-	(7,573)	25	(7,548)
Share of other comprehensive income of non-consolidated companies	-	-	-	3,473	(5,054)	-	(1,581)	-	(1,581)
Other comprehensive income (loss) for the year	-	-	-	40,812	(14,408)	-	26,404	(336)	26,068
Total comprehensive income for the year	-	-	-	40,812	(14,408)	55,298	81,702	3,105	84,807
Acquisition of non-controlling interests	-	-	-	-	2	-	2	(1,073)	(1,071)
Dividends paid in cash	-	-	-	-	-	(507,631)	(507,631)	(29,089)	(536,720)
Balance at December 31, 2016	1,180,537	118,054	609,733	(965,955)	(313,088)	10,658,136	11,287,417	125,655	11,413,072

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non- controlling interests	Total
Balance at December 31, 2014	1,180,537	118,054	609,733	(658,284)	(317,799)	11,721,873	12,654,114	152,200	12,806,314

(Loss) income for the year	-	-	-	-	-	(80,162)	(80,162)	5,737	(74,425)
Currency translation adjustment	-	-	-	(255,569)	-	-	(255,569)	(691)	(256,260)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	10,213	-	10,213	(274)	9,939
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	12,484	-	12,484	417	12,901
Share of other comprehensive income of non-consolidated companies	-	-	-	(92,914)	(4,239)	-	(97,153)	-	(97,153)
Other comprehensive (loss) for the year	-	-	-	(348,483)	18,458	-	(330,025)	(548)	(330,573)
Total comprehensive (loss) income for the year	-	-	-	(348,483)	18,458	(80,162)	(410,187)	5,189	(404,998)
Acquisition of non-controlling interests	-	-	-	-	659	-	659	(1,727)	(1,068)
Dividends paid in cash	-	-	-	-	-	(531,242)	(531,242)	(2,950)	(534,192)
Balance at December 31, 2015	1,180,537	118,054	609,733	(1,006,767)	(298,682)	11,110,469	11,713,344	152,712	11,866,056

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2016 and 2015 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31,
	Notes	2017	2016	2015
Cash flows from operating activities
Income (loss) for the year		536,389	58,739	(74,425)
Adjustments for:
Depreciation and amortization	10 & 11	608,640	662,412	658,778
Impairment charge	5	-	-	400,314
Income tax accruals less payments	27(ii)	(193,989)	(128,079)	(91,080)
Equity in (earnings) losses of non-consolidated companies	7	(116,140)	(71,533)	39,558
Interest accruals less payments, net	27(iii)	11,550	(2,567)	26,622
Changes in provisions		(17,245)	15,597	(20,678)
Income from the sale of Conduit business	28	(89,694)	-	-
Changes in working capital	27(i)	(855,282)	348,199	1,373,985
Currency translation adjustment and others		93,746	(19,203)	(98,070)
Net cash (used in) provided by operating activities		(22,025)	863,565	2,215,004

Cash flows from investing activities
Capital expenditures	10 & 11	(558,236)	(786,873)	(1,131,519)
Changes in advance to suppliers of property, plant and equipment		7,077	50,989	49,461
Proceeds from disposal of Conduit business	28	327,631	-	-
Investment in non-consolidated companies	12	-	(17,108)	(4,400)
Acquisition of subsidiaries	26	(10,418)	-	-
Investment in companies under cost method		(3,681)	-	-
Loan to non-consolidated companies	12 c	(7,056)	(42,394)	(22,322)
Proceeds from disposal of property, plant and equipment and intangible assets		5,443	23,609	10,090
Dividends received from non-consolidated companies	12	22,971	20,674	20,674
Changes in investments in securities		565,387	652,755	(695,566)
Net cash provided by (used in) investing activities		349,118	(98,348)	(1,773,582)

Cash flows from financing activities
Dividends paid	9	(484,020)	(507,631)	(531,242)
Dividends paid to non-controlling interest in subsidiaries		(24,000)	(29,089)	(2,950)
Acquisitions of non-controlling interests		(49)	(1,071)	(1,068)
Proceeds from borrowings		1,196,781	1,180,727	2,064,218
Repayments of borrowings		(1,090,129)	(1,295,560)	(2,063,992)
Net cash used in financing activities		(401,417)	(652,624)	(535,034)

(Decrease) increase in cash and cash equivalents		(74,324)	112,593	(93,612)
Movement in cash and cash equivalents
At the beginning of the year		398,580	286,198	416,445
Effect of exchange rate changes		5,834	(211)	(36,635)
(Decrease) increase in cash and cash equivalents		(74,324)	112,593	(93,612)
At December 31,	27(iv)	330,090	398,580	286,198

		At December 31,
Cash and cash equivalents		2017	2016	2015
Cash and bank deposits		330,221	399,900	286,547
Bank overdrafts	19	(131)	(1,320)	(349)
		330,090	398,580	286,198

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

Index TO the notes to the consolidated financial statements

I	GENERAL INFORMATION	IV	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating income and expenses
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings (losses) of non-consolidated companies
F	Intangible assets	8	Income tax
G	Impairment of non-financial assets	9	Dividends distribution
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade and other receivables	12	Investments in non-consolidated companies
K	Cash and cash equivalents	13	Receivables - non current
L	Equity	14	Inventories
M	Borrowings	15	Receivables and prepayments
N	Current and deferred income tax	16	Current tax assets and liabilities
O	Employee benefits	17	Trade receivables
P	Provisions	18	Cash and cash equivalents and other investments
Q	Trade payables	19	Borrowings
R	Revenue recognition	20	Deferred income tax
S	Cost of sales and other selling expenses	21	Other liabilities
T	Earnings per share	22	Non-current allowances and provisions
U	Financial instruments	23	Current allowances and provisions
V	Non-current assets held for sale and discontinued operations	24	Derivative financial instruments
		25	Contingencies, commitments and restrictions on the distribution of profits
III	FINANCIAL RISK MANAGEMENT	26	Acquisition of subsidiaries
		27	Cash flow disclosures
A	Financial Risk Factors	28	Net assets of disposal group classified as held for sale
B	Category of Financial Instruments and Classification Within the Fair Value Hierarchy	29	Related party transactions
C	Fair value estimation	30	Principal subsidiaries
D	Accounting for derivative financial instruments and hedging activities	31	Nationalization of Venezuelan subsidiaries
		32	Fees paid to the Company's principal accountant
		33	Subsequent event

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

I. GENERAL INFORMATION

Tenaris S.A. (the “Company”) was established as a public limited liability company (societé anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to “Tenaris” refer to the Company and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 30 to these Consolidated Financial Statements.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issuance by the Company’s Board of Directors on February 21, 2018.

II. Accounting policies

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A	Basis of presentation

The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union, under the historical cost convention, as modified by the revaluation of available for sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss and plan assets measured at fair value. The Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars (“$”).

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

Following the sale of the steel electric conduit business in North America, known as Republic Conduit, the results of the mentioned business are presented as discontinued operations in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". Consequently, all amounts related to discontinued operations within each line item of the Consolidated Income Statement are reclassified into discontinued operations. The Consolidated Statement of Cash Flows includes the cash flows for continuing and discontinued operations, cash flows from discontinued operations and earnings per share are disclosed separately in Note 28, as well as additional information detailing net assets of disposal group classified as held for sale and discontinued operations.

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

(1)	New and amended standards not yet adopted and relevant for Tenaris

IFRS 9, “Financial instruments”

In July 2014, the IASB issued IFRS 9, "Financial instruments", which replaces the guidance in IAS 39. IFRS 9 includes new requirements on the classification and measurement of financial assets and liabilities, as well as a new impairment model based on expected credit losses rather than the incurred loss impairment model of IAS 39. It also introduces new rules for hedge accounting. IFRS 9 must be applied on annual periods beginning on or after January 1, 2018.

The Company will apply the new rules retrospectively from 1 January 2018. Comparative amounts for previous years will not be restated.

The Company has reviewed its financial assets and liabilities and is expecting that the other investments categorized as held to maturity and carried at amortized cost will qualify for classification at fair value through other comprehensive income. Accordingly, Tenaris expects an increase in the valuation of its financial assets of approximately $3 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

A	Basis of presentation (Cont.)

(1)	New and amended standards not yet adopted and relevant for Tenaris (Cont.)

IFRS 9, “Financial instruments” (Cont.)

The new impairment model requires recognition of impairment provisions based on expected credit losses rather than on incurred credit losses. Based on the assessments undertaken, Tenaris expects a decrease of $ 6 million in the allowance for doubtful accounts.

The Company does not expect any significant impact related to the new hedge accounting rules.

IFRS 15, “Revenue from contracts with customers”

In May 2014, the IASB issued IFRS 15, "Revenue from contracts with customers", which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. IFRS 15 must be applied on annual periods beginning on or after January 1, 2018.

The Company has assessed the effects of applying the new standard and the main areas affected will be the accounting for sales of shipping services, free of charge services and rights of return.

The impact of the adoption as of January 1, 2018 on the aggregate of revenues, cost of sales and selling expenses is expected to be a decrease of $ 0.7 million net.

The Company intends to adopt this standard using the modified retrospective approach, meaning that the cumulative impact of the adoption will be recognized in retained earnings as of January 1, 2018 and that comparatives will not be restated.

IFRS 16, “Leases”

In January 2016, the IASB issued IFRS 16, "Leases". The new standard will result in almost all leases recognized on the balance sheet, as the distinction between operating and finance leases is removed. IFRS 16 must be applied on annual periods beginning on or after January 1, 2019.

The Company's management is currently assessing the potential impact that the application of this standard may have on the Company's financial condition or results of operations.

These standards were endorsed by the EU.

Other accounting pronouncements that became effective during 2017 have no material effect on the Company’s financial condition or results of operations.

B	Group accounting

(1)	Subsidiaries and transactions with non-controlling interests

Subsidiaries are all entities over which Tenaris has control. Tenaris controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

B	Group accounting (Cont.)

(1)	Subsidiaries and transactions with non-controlling interests (Cont.)

Contingent consideration is classified either as equity or as a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

Transactions with non-controlling interests that do not result in a loss of control are accounted as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Material intercompany transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

(2)	Non-consolidated companies

Non-consolidated companies are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in non-consolidated companies (associated and joint ventures) are accounted for by the equity method of accounting and are initially recognized at cost. The Company’s investment in non-consolidated companies includes goodwill identified in acquisition, net of any accumulated impairment loss.

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize Tenaris’s share of the post-acquisition profits or losses of the investee in profit or loss, and Tenaris’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

Unrealized results on transactions between Tenaris and its non-consolidated companies are eliminated to the extent of Tenaris’s interest in the non-consolidated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of non-consolidated companies have been adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in non-consolidated companies is recorded in the Consolidated Income Statement under Equity in earnings (losses) of non-consolidated companies. The Company’s pro-rata share of changes in other reserves is recognized in the Consolidated Statement of Changes in Equity under Other Reserves.

At December 31, 2017, Tenaris holds 11.46% of Ternium S.A (“Ternium”)’s common stock. The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in associates companies and Joint Ventures”) over Ternium, and as a result the Company’s investment in Ternium has been accounted for under the equity method:

▪	Both the Company and Ternium are under the indirect common control of San Faustin S.A.;
▪	Four out of eight members of Ternium’s Board of Directors (including Ternium’s chairman) are also members of the Company’s Board of Directors;
▪	Under the shareholders’ agreement by and between the Company and Techint Holdings S.à r.l, a wholly owned subsidiary of San Faustin S.A. and Ternium’s main shareholder, dated January 9, 2006, Techint Holdings S.à r.l, is required to take actions within its power to cause (a) one of the members of Ternium’s Board of Directors to be nominated by the Company and (b) any director nominated by the Company to be only removed from Ternium’s Board of Directors pursuant to previous written instructions of the Company.

At December 31, 2017, Tenaris holds through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 5.2% of the shares with voting rights and 3.08% of Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) total share capital.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

B	Group accounting (Cont.)

(2)	Non-consolidated companies (Cont.)

The acquisition of Usiminas shares was part of a larger transaction performed on January 16, 2012, pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas’ existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. The rights of Ternium and its subsidiaries and Confab within the Ternium - Tenaris Group are governed under a separate shareholders agreement. Those circumstances evidence that Tenaris has significant influence over Usiminas, consequently, accounted it for under the equity method (as defined by IAS 28).

In April and May 2016 Tenaris’s subsidiary Confab subscribed, in the aggregate, to 1.3 million preferred shares (BRL1.28 per share) for a total amount of BRL1.6 million (approximately $0.5 million) and 11.5 million ordinary shares (BRL5.00 per share) for a total amount of BRL57.5 million (approximately $16.6 million). The preferred and ordinary shares were issued on June 3, 2016 and July 19, 2016, respectively. Consequently as of December 31, 2017 Tenaris owns 36.5 million ordinary shares and 1.3 million preferred shares of Usiminas.

Tenaris carries its investment in Ternium and Usiminas under the equity method, with no additional goodwill or intangible assets recognized. Tenaris reviews investments in non-consolidated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value. At December 31, 2017, 2016 and 2015, no impairment provisions were recorded on Tenaris’s investment in Ternium while in 2015, an impairment charge was recorded on Tenaris’s investment in Usiminas. See Note 7 and Note 12.

C	Segment information

The Company is organized in one major business segment, Tubes, which is also the reportable operating segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales are made through local subsidiaries. Corporate general and administrative expenses have been allocated to the Tubes segment.

Others includes all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, industrial equipment, coiled tubing, utility conduits for buildings, energy and raw materials that exceed internal requirements.

Tenaris’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

▪	The use of direct cost methodology to calculate the inventories, while under IFRS it is at full cost, including absorption of production overheads and depreciations;
▪	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost;
▪	Other timing differences, if any.

Tenaris presents its geographical information in five areas: North America, South America, Europe, Middle East and Africa and Asia Pacific. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets, capital expenditures and associated depreciations and amortizations are based on the geographical location of the assets.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

D	Foreign currency translation

(1)	Functional and presentation currency

IAS 21 (revised) “The effects of changes in foreign exchange rates” defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris’s global operations.

Except for the Brazilian and Italian subsidiaries whose functional currencies are their local currencies, Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

▪	Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price may consider exposure to fluctuation in the exchange rate versus the U.S. dollar;
▪	Prices of their critical raw materials and inputs are priced and settled in U.S. dollars;
▪	Transaction and operational environment and the cash flow of these operations have the U.S. dollar as reference currency;
▪	Significant level of integration of the local operations within Tenaris’s international global distribution network;
▪	Net financial assets and liabilities are mainly received and maintained in U.S. dollars;
▪	The exchange rate of certain legal currencies has long-been affected by recurring and severe economic crises.

(2)	Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in “Other financial results” in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

(3)	Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial statement positions are translated at the year-end exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

E	Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when it is probable that future economic benefits associated with the item will flow to the group and the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized. Maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Cost may also include transfers from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23(R) “Borrowing Costs”. Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-40 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The assets’ residual values and useful lives of significant plant and production equipment are reviewed and adjusted, if appropriate, at each year-end date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16 “Property, Plant and Equipment”, did not materially affect depreciation expenses for 2017, 2016 and 2015.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

During 2017, the Company decided to redefine the subcategories within property, plant and equipment items, in order to better reflect the nature and intended use of the assets. Comparative figures were reclassified following the new subcategories.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

F	Intangible assets

(1)	Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included in the Consolidated Statement of Financial Position under Intangible assets, net.

For the purpose of impairment testing, goodwill is allocated to a subsidiary or group of subsidiaries that are expected to benefit from the business combination which generated the goodwill being tested.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

F	Intangible assets (Cont.)

(2)	Information systems projects

Costs associated with maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable that they have economic benefits exceeding one year and comply with the recognition criteria of IAS 38.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, generally not exceeding a period of 3 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38 “Intangible Assets”, did not materially affect amortization expenses for 2017, 2016 and 2015.

(3)	Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology acquired in a business combination are initially recognized at fair value at the acquisition date. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, and does not exceed a period of 10 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2017 and 2016, included in Hydril CGU. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for 2017, 2016 and 2015.

(4)	Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2017, 2016 and 2015 totaled $63.7 million, $68.6 million and $89.0 million, respectively.

(5)	Customer relationships

In accordance with IFRS 3 "Business Combinations" and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril groups.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril.

In 2015 the Company reviewed the useful life of Prudential’s customer relationships, related to Maverick acquisition, and decided to reduce the remaining amortization period from 5 years to 2 years, ending December 2017.

As of December 2017 the residual value of Maverick’s customer relationships amount to $193 million and the residual useful life is 3 years, while Hydril’s customer relationships is fully amortized.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

G	Impairment of non-financial assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGU). Most of the Company’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each of such subsidiary represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful lives, including goodwill, are subject to at least an annual impairment test.

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, capital expenditure programs for Tenaris’s customers and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher between the asset’s value in use and fair value less costs of disposal. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:

(a)	first, to reduce the carrying amount of any goodwill allocated to the CGU; and
(b)	then, to the other assets of the unit (group of units) pro-rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost of disposal, its value in use or zero.

The value in use of each CGU is determined on the basis of the present value of net future cash flows which would be generated by such CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

For purposes of calculating the fair value less costs of disposal, Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date.

H	Other investments

Other investments consist primarily of investments in financial instruments and time deposits with a maturity of more than three months at the date of purchase.

Certain non-derivative financial assets that the Company has both the ability and the intention to hold to maturity have been categorized as held to maturity financial assets. They are carried at amortized cost and the results are recognized in Financial Results in the Consolidated Income Statement using the effective interest method. Held to maturity instruments with maturities greater than 12 months after the balance sheet date are included in the non-current assets.

All other investments in financial instruments and time deposits are categorized as financial assets “at fair value through profit or loss” because such investments are both (i) held for trading and (ii) designated as such upon initial recognition because they are managed and their performance is evaluated on a fair value basis. The results of these investments are recognized in Financial Results in the Consolidated Income Statement.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques (see Section III Financial Risk Management).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

I	Inventories

Inventories are stated at the lower between cost and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, utilities, freights and other direct costs and related production overhead costs, and it excludes borrowing costs. Allocation of fixed production costs is based on the normal level of production capacity. Supplies and raw material cost is mainly based on FIFO method while goods in progress and finished goods cost is mainly based on specific historical production costs for each production order. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Third parties goods in transit as of year-end are valued based on the supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventories related to finished goods, goods in process, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging. An allowance for obsolete and slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes, aging and consumption patterns.

J	Trade and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade receivables on a regular basis and, when aware of a specific counterparty’s difficulty or inability to meet its obligations, impairs any amounts due by means of a charge to an allowance for doubtful accounts. In addition, trade accounts receivable overdue by more than 180 days and which are not covered by a credit collateral, guarantee, insurance or similar surety, are provisioned.

K	Cash and cash equivalents

Cash and cash equivalents are comprised of cash at banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase which are readily convertible to known amounts of cash. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.

For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes overdrafts.

L	Equity

(1)	Equity components

The Consolidated Statement of Changes in Equity includes:

▪	The value of share capital, legal reserve, share premium and other distributable reserves calculated in accordance with Luxembourg law;
▪	The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)	Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2017, 2016 and 2015 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

(3)	Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law (see Note 25 (iii)).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

M	Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred and subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

N	Current and Deferred income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. Tax is recognized in the Consolidated Income Statement, except for tax items recognized in the Consolidated Statement of Other Comprehensive Income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on depreciable fixed assets and inventories, depreciation on property, plant and equipment, valuation of inventories and provisions for pension plans. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax basis of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

O	Employee benefits

(1)	Short-term obligations

Liabilities for wages and salaries are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

(2)	Post employment benefits

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, if any. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

O	Employee benefits (Cont.)

(2)	Post employment benefits (Cont.)

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in Other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in the Income Statement.

For defined benefit plans, net interest income/expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less fair value of plan assets. For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

▪	An unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary. As of December 31, 2017 the outstanding liability for this plan amounts to $46.8 million.

▪	Employees’ service rescission indemnity: the cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris’s Italian subsidiary. As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’s Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards. As of December 31, 2017 the outstanding liability for this plan amounts to $19.3 million.

▪	Funded retirement benefit plans held in Canada for salary and hourly employees hired prior a certain date based on years of service and, in the case of salaried employees, final average salary. Plan assets consist primarily of investments in equities and money market funds. Both plans were replaced for defined contribution plans. Effective June 2016 the salary plan was frozen for the purposes of credited service as well as determination of final average pay. As of December 31, 2017 the outstanding liability for this plan amounts to $16.7 million.

▪	Funded retirement benefit plan held in the US for the benefit of some employees hired prior a certain date, frozen for the purposes of credited service as well as determination of final average pay for the retirement benefit calculation. Plan assets consist primarily of investments in equities and money market funds. Additionally, an unfunded postretirement health and life plan is present that offers limited medical and life insurance benefits to the retirees, hired before a certain date. As of December 31, 2017 the outstanding liability for this plan amounts to $12.3 million.

(3)	Other long term benefits

During 2007, Tenaris launched an employee retention and long term incentive program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Tenaris’s shareholders’ equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Tenaris to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be mandatorily redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after the grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19 “Employee Benefits”.

As of December 31, 2017 and 2016, the outstanding liability corresponding to the Program amounts to $79.2 million and $78.7 million, respectively. The total value of the units granted (vested and unvested) to date under the program, considering the number of units and the book value per share as of December 31, 2017 and 2016, is $94.8 million and $92.9 million, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

O	Employee benefits (Cont.)

(4)	Termination benefits

Terminations benefits are payable when employment is terminated by Tenaris before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. Tenaris recognizes termination benefits at the earlier of the following dates: (a) when it can no longer withdraw the offer of those benefits; and (b) when the costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer.

(5)	Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Compensation to employees in the event of dismissal is charged to income in the year in which it becomes payable.

P	Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’s potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reliably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’s litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

This note should be read in conjunction with Note 25.

Q	Trade and other payables

Trade and other payables are recognized initially at fair value, generally the nominal invoice amount and subsequently measured at amortised cost. They are presented as current liabilities unless payment is not due within 12 months after the reporting period.

R	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of Tenaris’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

Tenaris’s products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery, when neither continuing managerial involvement nor effective control over the products is retained by Tenaris and when collection is reasonably assured. Delivery is defined by the transfer of risk and may include delivery to a storage facility located at one of the Company’s subsidiaries. For bill and hold transactions revenue is recognized only to the extent (a) it is highly probable delivery will be made; (b) the products have been specifically identified and are ready for delivery; (c) the sales contract specifically acknowledges the deferred delivery instructions; (d) the usual payment terms apply.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

R	Revenue recognition (Cont.)

The percentage of total sales that were generated from bill and hold arrangements for products located in Tenaris’s storage facilities that have not been shipped to customers amounted to 3.3%, 2.8% and 3.0% as of December 31, 2017, 2016 and 2015, respectively. The Company has not experienced any material claims requesting the cancellation of bill and hold transactions.

Other revenues earned by Tenaris are recognized on the following basis:

▪	Construction contracts (mainly applicable to Tenaris Brazilian subsidiaries and amounted to $11 million, 0.21% of total sales). The revenue recognition of the contracts follows the IAS 11 ”Construction Contracts" guidance, that means, when the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognized over the period of the contract by reference to the stage of completion (measured by reference to the contract costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract).
▪	Interest income: on the effective yield basis.
▪	Dividend income from investments in other companies: when Tenaris’s right to receive payment is established.

S	Cost of sales and other selling expenses

Cost of sales and other selling expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freights and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

T	Earnings per share

Earnings per share are calculated by dividing the income attributable to owners of the parent by the daily weighted average number of common shares outstanding during the year.

There are no dilutive potential ordinary shares.

U	Financial instruments

Non derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings and trade and other payables. Tenaris’s non derivative financial instruments are classified into the following categories:

▪	Financial instruments at fair value through profit and loss: comprise mainly Other Investments current, investments in certain financial debt instruments and time deposits held for trading expiring in less than ninety days from the measurement date (included within cash and cash equivalents).
▪	Loans and receivables: comprise cash and cash equivalents, trade receivables and other receivables and are measured at amortized cost using the effective interest rate method less any impairment.
▪	Available for sale assets: comprise the Company’s interest in the Venezuelan Companies (see Note 31).
▪	Held to maturity: comprise financial assets that the Company has both the ability and the intention to hold to maturity. They are measured at amortized cost using the effective interest method.
▪	Other financial liabilities: comprise borrowings, trade and other payables and are measured at amortized cost using the effective interest rate method.

The classification depends on the nature and purpose that the Company sets to the financial instrument.

Financial assets and liabilities are recognized and derecognized on their settlement date.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

V	Non-current assets held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits and financial assets that are carried at fair value.

An impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the Consolidated Income Statement. See Note 28.

iii. Financial risk management

The multinational nature of Tenaris’s operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and capital market risk. In order to manage the volatility related to these exposures, management evaluates exposures on a consolidated basis, taking advantage of exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris’s financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices.

A. Financial Risk Factors

(i)	Capital Risk Management

Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.08 as of December 31, 2017 and 0.07 as of December 31, 2016. The Company does not have to comply with regulatory capital adequacy requirements.

(ii)	Foreign exchange risk

Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar the purpose of Tenaris’s foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Tenaris’s exposure to currency fluctuations is reviewed on a periodic consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts (see Note 24 Derivative financial instruments).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

A. Financial Risk Factors (Cont.)

(ii)	Foreign exchange risk (Cont.)

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

In the case of subsidiaries with functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect entirely the management’s assessment of its foreign exchange risk hedging program. Intercompany balances between Tenaris’s subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris’s financial assets and liabilities is subject to changes arising from the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’s main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2017 and 2016:

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2017	2016
Argentine Peso / U.S. Dollar	(64,482)	(60,204)
Euro / U.S. Dollar	(365,926)	(406,814)
U.S. Dollar / Brazilian Real	(183)	125,880

The main relevant exposures correspond to:

▪	Argentine Peso / U.S. dollar

As of December 31, 2017 and 2016 consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $0.6 million as of December 31, 2017 and 2016.

▪	Euro / U.S. dollar

As of December 31, 2017 and 2016, consisting primarily of Euro-denominated intercompany liabilities at certain subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $3.7 million and $4.1 million as of December 31, 2017 and 2016, respectively, which would have been to a large extent offset by changes in currency translation adjustment included in Tenaris’s net equity position.

▪	U.S. dollar / Brazilian Real

As of December 31, 2016 consisting primarily of Cash and cash equivalent and Other investments denominated in U.S. dollar at subsidiaries whose functional currency is the Brazilian real. A change of 1% in the BRL/USD exchange rate would generate a pre-tax gain / loss of $1.3 million in December 31, 2016 (including a gain / loss of $0.5 million in 2016 due to foreign exchange derivative contracts entered to preserve the U.S. dollar value of trade receivables and cash denominated in Brazilian Real), which would have been to a large extent offset by changes in currency translation adjustment included in Tenaris’s net equity position.

Considering the balances held as of December 31, 2017 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% appreciation / depreciation movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $5.3 million (including a loss / gain of $6.7 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $3.4 million. For balances held as of December 31, 2016, a simultaneous 1% favorable / unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $6.6 million (including a loss / gain of $4.0 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’s net equity position of $4.2 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

A. Financial Risk Factors (Cont.)

(iii)       Interest rate risk

Tenaris is subject to interest rate risk on its investment portfolio and its debt. The Company uses a mix of variable and fixed rate debt in combination with its investment portfolio strategy. From time to time, the Company may choose to enter into foreign exchange derivative contracts and / or interest rate swaps to mitigate the exposure to changes in the interest rates.

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2017		2016
	Amount in thousands of U.S. dollars	%	Amount in thousands of U.S. dollars	%
Fixed rate (*)	946,215	98%	820,600	98%
Variable rate	19,644	2%	19,636	2%
Total	965,859		840,236

(*) Out of the $946 Million fixed rate borrowings $913 Million are short-term.

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $8.0 million in 2017 and $8.8 million in 2016.

(iv)	Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’s net sales in 2017, 2016 and 2015.

Tenaris’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2017 and 2016 trade receivables amount to $1,214.1 million and $954.7 million respectively. Trade receivables have guarantees under credit insurance of $190.7 million and $222.1 million, letter of credit and other bank guarantees of $42.2 million and $117.8 million, and other guarantees of $14.1 million and $15.6 million as of December 31, 2017 and 2016 respectively.

As of December 31, 2017 and 2016 past due trade receivables amounted to $230.9 million and $249.0 million, respectively. Out of those amounts $27.3 million and $83.1 million are guaranteed trade receivables while $78.4 million and $85.7 million are included in the allowance for doubtful accounts. Both the allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

A. Financial Risk Factors (Cont.)

(v)	Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 71% of Tenaris’s liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2017, in comparison with approximately 82% as of December 31, 2016.

(vi)	Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2017, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 11% of total assets at the end of 2017 compared to 16% at the end of 2016.

Tenaris has a conservative approach to the management of its liquidity, which consists of i) cash and cash equivalents (cash in banks, liquidity funds and investments with a maturity of less than three months at the date of purchase), and ii) Other Investments (fixed income securities, time deposits, and fund investments).

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2017 and 2016, Tenaris does not have direct exposure to financial instruments issued by European sovereign counterparties.

Tenaris holds its investments primarily in U.S. dollars. As of December 31, 2017 and 2016, U.S. dollar denominated liquid assets represented approximately 93% and 95% of total liquid financial assets respectively.

(vii)	Commodity price risk

In the ordinary course of its operations, Tenaris purchases commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other factors. As a consequence, Tenaris is exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Tenaris fixes the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, in general Tenaris does not hedge this risk.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

B. Category of Financial Instruments and Classification Within the Fair Value Hierarchy

Accounting policies for financial instruments have been applied to classify as either: loans and receivables, held-to-maturity, available-for-sale, or fair value through profit and loss. For financial instruments that are measured in the statement of financial position at fair value, IFRS 13 requires a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following tables present the financial instruments by category and levels as of December 31, 2017 and 2016.

		Measurement Categories				At Fair Value
December 31, 2017	Carrying Amount	Loans & Receivables	Held to Maturity	Available for sale	Fair value through profit and loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	330,221	150,948	-	-	179,273	179,273	-	-
Cash at banks	150,948	150,948	-	-	-	-	-	-
Liquidity funds	66,033	-	-	-	66,033	66,033	-	-
Short – term investments	113,240	-	-	-	113,240	113,240	-	-
Other investments	1,192,306	-	220,838	-	971,468	459,476	511,992	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	437,406	-	-	-	437,406	9,943	427,463	-
Certificates of deposits	297,788	-	-	-	297,788	-	297,788	-
Commercial papers	9,943	-	-	-	9,943	9,943	-	-
Other notes	129,675	-	-	-	129,675	-	129,675	-
Bonds and other fixed income	754,800	-	220,838	-	533,962	449,533	84,429	-
U.S. government securities	130,477	-	-	-	130,477	130,477	-	-
Non - U.S. government securities	161,063	-	36,283	-	124,780	124,780	-	-
Corporates securities	378,831	-	184,555	-	194,276	194,276	-	-
Structured notes	68,044	-	-	-	68,044	-	68,044	-
Mortgage and asset-backed securities	16,385	-	-	-	16,385	-	16,385	-
Others	100	-	-	-	100	-	100	-
Other Investments Non- current	128,335	-	123,498	-	4,837	-	-	4,837
Bonds and other fixed income	123,498	-	123,498	-	-	-	-	-
Other investments	4,837	-	-	-	4,837	-	-	4,837
Trade receivables	1,214,060	1,214,060	-	-	-	-	-	-
Receivables C and NC	327,258	176,716	-	-	8,230	-	8,230	-
Foreign exchange derivatives contracts	8,230	-	-	-	8,230	-	8,230	-
Other receivables	176,716	176,716	-	-	-	-	-	-
Other receivables (non-financial)	142,314	-	-	-	-	-	-	-
Available for sale assets (*)	21,572	-	-	21,572	-	-	-	21,572
Total		1,541,724	344,336	21,572	1,163,808	638,749	520,222	26,409
Liabilities
Borrowings C and NC	965,859	965,859	-	-	-	-	-	-
Trade payables	750,739	750,739	-	-	-	-	-	-
Other liabilities	197,504	-	-	-	39,799	-	39,799	-
Foreign exchange derivatives contracts	39,799	-	-	-	39,799	-	39,799	-
Other liabilities (non-financial)	157,705	-	-	-	-	-	-	-
Total		1,716,598	-	-	39,799	-	39,799	-

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

B. Category of Financial Instruments and Classification Within the Fair Value Hierarchy (Cont.)

		Measurement Categories				At Fair Value
December 31, 2016	Carrying Amount	Loans & Receivables	Held to Maturity	Available for sale	Fair value through profit and loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	399,737	92,730	-	-	307,007	307,007	-	-
Cash at banks	92,730	92,730	-	-	-	-	-	-
Liquidity funds	215,807	-	-	-	215,807	215,807	-	-
Short – term investments	91,200	-	-	-	91,200	91,200	-	-
Other investments Current	1,633,142	-	246,031	-	1,387,111	607,866	779,245	-
Fixed income (time-deposit, zero cupon bonds, commercial papers)	782,029	-	-	-	782,029	76,260	705,769	-
Non - U.S. sovereign bills	41,370	-	-	-	41,370	41,370	-	-
Certificates of deposits	525,068	-	-	-	525,068	-	525,068	-
Commercial papers	34,890	-	-	-	34,890	34,890	-	-
Other notes	180,701	-	-	-	180,701	-	180,701	-
Bonds and other fixed income	841,638	-	246,031	-	595,607	522,131	73,476	-
U.S. government securities	216,732	-	-	-	216,732	216,732	-	-
Non - U.S. government securities	88,805	-	32,644	-	56,161	56,161	-	-
Corporates securities	462,625	-	213,387	-	249,238	249,238	-	-
Mortgage and asset-backed securities	73,476	-	-	-	73,476	-	73,476	-
Fund investments	9,475	-	-	-	9,475	9,475	-	-
Other Investments Non- current	249,719	-	248,049	-	1,670	-	-	1,670
Bonds and other fixed income	248,049	-	248,049	-	-	-	-	-
Other investments	1,670	-	-	-	1,670	-	-	1,670
Trade receivables	954,685	954,685	-	-	-	-	-	-
Receivables C and NC	321,718	176,990	-	-	2,759	-	2,759	-
Foreign exchange derivatives contracts	2,759	-	-	-	2,759	-	2,759	-
Other receivables	176,990	176,990	-	-	-	-	-	-
Other receivables (non-financial)	141,969	-	-	-	-	-	-	-
Available for sale assets (*)	21,572	-	-	21,572	-	-	-	21,572
Total		1,224,405	494,080	21,572	1,698,547	914,873	782,004	23,242
Liabilities
Borrowings C and NC	840,236	840,236	-	-	-	-	-	-
Trade payables	556,834	556,834	-	-	-	-	-	-
Other liabilities	183,887	-	-	-	42,635	-	42,635	-
Foreign exchange derivatives contracts	42,635	-	-	-	42,635	-	42,635	-
Other liabilities (non-financial)	141,252	-	-	-	-	-	-	-
Total		1,397,070	-	-	42,635	-	42,635	-

(*) For further detail regarding Available for sale assets, see Note 31.

There were no transfers between Levels during the year

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Available for sale assets related to Tenaris’s interest in Venezuelan companies under process of nationalization (see Note 31).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

B. Category of Financial Instruments and Classification Within the Fair Value Hierarchy (Cont.)

The following table presents the changes in Level 3 assets and liabilities:

	Year ended December 31,
	2017	2016
	Assets / Liabilities
At the beginning of the year	23,242	23,234
Acquisition	3,681	-
Decrease due to write down	(564)	-
Currency translation adjustment and others	50	8
At the end of the year	26,409	23,242

C. Fair value estimation

Financial assets or liabilities classified at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

Some of Tenaris’s investments are designated as held to maturity and measured at amortized cost. Tenaris estimates that the fair value of these financial assets is 100.9% and 100.8% of its carrying amount including interests accrued as of December 31, 2017 and 2016 respectively.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.4% of its carrying amount including interests accrued in 2017 as compared with 99.7% in 2016. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

D. Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at fair value through profit and loss on each date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a monthly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.

As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial Results in the Consolidated Income Statement.

Tenaris designates certain derivatives as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions (mainly currency forward contracts on highly probable forecast transactions) are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period as the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris’s derivative financial instruments (assets or liabilities) continues to be reflected in the statement of financial position. The full fair value of a hedging derivative is classified as a current or non-current asset or liability according to its expiry date.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

D. Accounting for derivative financial instruments and hedging activities (Cont.)

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2017 and 2016, the effective portion of designated cash flow hedges which is included in “Other Reserves” in equity amounts to $0.2 million debit and $4.7 million credit respectively (see Note 24 Derivative financial instruments).

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 24. Movements in the hedging reserve included within “Other Reserves” in equity are also shown in Note 24.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1	Segment information

As mentioned in section II. AP – C, the Segment Information is disclosed as follows:

Reportable operating segments

(All amounts in million US dollar)

Year ended December 31, 2017	Tubes	Other	Continuing operations	Discontinued operations
IFRS - Net Sales	4,966	323	5,289	12
Management view - operating income	115	48	163	3
Difference in cost of sales	164	1	165	(1)
Direct cost and others	115	-	115	(1)
Absorption	49	1	50	-
Differences in depreciation and amortization	(3)	-	(3)	-
Differences in selling, general and administrative expenses	14	(6)	8	-
Differences in other operating income (expenses), net	2	-	2	-
IFRS - operating income	292	43	335	2
Financial income (expense), net			(23)	-
Income before equity in earnings of non-consolidated companies and income tax			312	2
Equity in earnings of non-consolidated companies			116	-
Income before income tax			428	2
Capital expenditures	550	8	558	-
Depreciation and amortization	594	15	609	-

Year Ended December 31, 2016	Tubes	Other	Continuing operations	Discontinued operations
IFRS - Net Sales	4,015	278	4,294	235
Management view - operating income	19	19	38	62
Difference in cost of sales	(108)	(8)	(116)	4
Direct cost and others	(114)	(8)	(122)	4
Absorption	6	-	6	-
Differences in Depreciation and Amortization	28	-	28	-
Differences in Selling, general and administrative expenses	(5)	1	(4)	-
Differences in Other operating income (expenses), net	(5)	-	(5)	-
IFRS - operating (loss) income	(71)	12	(59)	66
Financial income (expense), net			22	-
(Loss) income before equity in earnings of non-consolidated companies and income tax			(37)	66
Equity in earnings of non-consolidated companies			71	-
Income before income tax			34	66
Capital expenditures	752	33	785	2
Depreciation and amortization	643	14	657	5

Year Ended December 31, 2015	Tubes	Other	Continuing operations	Discontinued operations
IFRS - Net Sales	6,444	459	6,903	198
Management view - operating income	686	27	713	39
Difference in cost of sales	(225)	-	(225)	(9)
Direct cost and others	(184)	-	(184)	(9)
Absorption	(41)	-	(41)	-
Differences in Depreciation and Amortization	(319)	1	(318)	-
Differences in Selling, general and administrative expenses	(4)	-	(4)	-
Differences in Other operating income (expenses), net	-	-	-	-
IFRS - operating (loss) income	138	28	166	30
Financial income (expense), net			15	-
Income before equity in earnings of non-consolidated companies and income tax			181	30
Equity in losses of non-consolidated companies			(40)	-
Income before income tax			141	30
Capital expenditures	1,089	41	1,130	1
Depreciation and amortization	638	15	653	5

Transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $53, $47 and $57 million in 2017, 2016 and 2015, respectively.

In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

1	Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Unallocated (*)	Total continuing operations	Total discontinued operations
Year ended December 31, 2017
Net sales	2,451,357	1,142,142	545,777	937,439	211,789	-	5,288,504	11,899
Total assets	7,925,520	2,975,599	2,002,658	391,029	441,546	661,866	14,398,218	-
Trade receivables	582,204	234,877	214,944	135,524	46,511	-	1,214,060	-
Property, plant and equipment, net	3,914,229	1,190,145	878,788	102,481	143,500	-	6,229,143	-
Capital expenditures	430,143	58,949	57,285	7,562	4,153	-	558,092	145
Depreciation and amortization	354,091	126,273	93,900	12,094	22,282	-	608,640	-

Year ended December 31, 2016
Net sales	1,320,297	1,210,527	565,173	1,055,994	141,601	-	4,293,592	234,911
Total assets	7,467,842	2,803,848	1,925,784	593,649	482,132	578,603	13,851,858	151,417
Trade receivables	229,390	204,746	161,291	308,919	50,339	-	954,685	33,620
Property, plant and equipment, net	3,652,032	1,237,391	847,318	106,941	158,257	-	6,001,939	41,470
Capital expenditures	646,545	59,780	35,270	24,166	19,201	-	784,962	1,911
Depreciation and amortization	381,811	128,458	113,875	11,053	21,912	-	657,109	5,303

Year ended December 31, 2015
Net sales	2,668,724	2,132,221	728,815	1,096,688	276,675	-	6,903,123	197,630
Total assets	8,625,806	2,931,297	1,877,429	429,317	423,479	512,217	14,799,545	87,429
Trade receivables	339,499	396,834	181,084	137,278	52,494	-	1,107,189	27,940
Property, plant and equipment, net	3,207,661	1,269,995	907,466	86,181	155,299	-	5,626,602	45,656
Capital expenditures	822,396	168,140	82,344	36,867	20,566	-	1,130,313	1,206
Depreciation and amortization	385,189	125,754	112,742	9,912	19,716	-	653,313	5,465

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA (31.8%); “South America” comprises principally Argentina (14.0%), Brazil and Colombia; “Europe” comprises principally Italy and Romania; “Middle East and Africa” comprises principally Kazakhstan, United Arab Emirates, Nigeria and Saudi Arabia and; “Asia Pacific” comprises principally China, Japan and Thailand.

(*) Includes Investments in non-consolidated companies and Available for sale assets for $21.6 million in 2017, 2016 and 2015 (see Note 12 and 31).

2	Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2017	2016	2015

Inventories at the beginning of the year	1,563,889	1,843,467	2,779,869

Plus: Charges of the year
Raw materials, energy, consumables and other	2,794,503	1,528,532	1,934,209
Services and fees	244,035	199,210	298,470
Labor cost	778,408	658,975	947,997
Depreciation of property, plant and equipment	383,490	376,965	377,596
Amortization of intangible assets	18,621	27,244	24,100
Maintenance expenses	183,370	122,553	184,053
Allowance for obsolescence	(12,917)	32,765	68,669
Taxes	18,542	16,693	21,523
Other	88,823	89,575	92,059
	4,496,875	3,052,512	3,948,676
Less: Inventories at the end of the year (*)	(2,368,304)	(1,593,708)	(1,843,467)
From discontinued operations	(7,403)	(136,587)	(137,318)
	3,685,057	3,165,684	4,747,760

(*) Inventories as of December 31, 2016 include $ 29.8 million related to discontinued operations.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

3	Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2017	2016	2015

Services and fees	132,301	123,653	158,541
Labor cost	443,338	441,355	579,360
Depreciation of property, plant and equipment	17,979	16,965	18,543
Amortization of intangible assets	188,550	241,238	238,539
Commissions, freight and other selling expenses	339,759	243,401	351,657
Provisions for contingencies	17,664	30,841	19,672
Allowances for doubtful accounts	(5,421)	(12,573)	36,788
Taxes	56,826	67,724	129,018
Other	81,061	76,563	92,157
	1,272,057	1,229,167	1,624,275
From discontinued operations	(2,041)	(32,238)	(30,678)
	1,270,016	1,196,929	1,593,597

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2017	2016	2015

Wages, salaries and social security costs	1,144,341	988,794	1,327,968
Severance indemnities	34,497	73,741	176,950
Defined contribution plans	12,401	10,758	13,286
Pension benefits - defined benefit plans	15,066	10,563	14,813
Employee retention and long term incentive program	15,441	16,474	(5,660)
	1,221,746	1,100,330	1,527,357
From discontinued operations	(853)	(28,306)	(24,665)
	1,220,893	1,072,024	1,502,692

At year-end, the number of employees was 21,605 in 2017, 19,399 in 2016 and 21,741 in 2015.

The following table shows the geographical distribution of the employees:

Country	2017	2016	2015
Argentina	5,221	4,755	5,388
Mexico	5,139	4,968	5,101
Brazil	1,382	1,166	2,050
USA	1,953	1,636	2,190
Italy	2,088	1,979	2,030
Romania	1,870	1,631	1,624
Canada	919	473	546
Indonesia	506	509	532
Colombia	1,003	750	636
Japan	410	458	508
Other	1,114	1,074	1,136
	21,605	19,399	21,741
From discontinued operations	-	(323)	(292)
	21,605	19,076	21,449

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

5	Other operating income and expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2017	2016	2015

Other operating income
Net income from other sales	4,395	16,275	7,480
Net rents	4,325	4,852	6,462
Other	1,796	-	661
	10,516	21,127	14,603

Other operating expenses
Contributions to welfare projects and non-profits organizations	9,158	9,534	9,052
Provisions for legal claims and contingencies	-	10	1
Loss on fixed assets and material supplies disposed / scrapped	118	57	94
Impairment charge	-	-	400,314
Allowance for doubtful receivables	84	432	1,114
Other	-	1,378	-
	9,360	11,411	410,575
From discontinued operations	(1)	(248)	(1)
	9,359	11,163	410,574

Impairment charge

Tenaris regularly conducts assessments of the carrying values of its assets. The value-in-use was used to determine the recoverable value. Value-in-use is calculated by discounting the estimated cash flows over a five-year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2%.

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

The main key assumptions used in estimating the value in use are discount rate, growth rate and competitive and economic factors applied to determine Tenaris’s cash flow projections, such as oil and gas prices, average number of active oil and gas drilling rigs (rig count), capital expenditure programs for Tenaris’s customers, and raw material costs.

Management has determined the value of each of the key assumptions as follows:

- Discount rate: based on the applicable weighted average cost of capital (WACC), which is considered to be a good indicator of capital cost, taking into account the industry, country and size of the business. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2017, the main discount rates used were in a range between 9.4% and 11.2%.

- Growth rate: considers the long-term average growth rate for the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration.

- Oil and gas prices and customer’s capital expenditures: based on industry analysts’ reports and management’s expectations of market development respectively.

- Rig count: based on information published by Baker Hughes and management’s expectations.

- Raw material costs: based on industry analysts’ reports and management’s expectations.

The main factors that could result in additional impairment charges in future periods would be an increase in the discount rate or a decrease in growth rate used in the Company’s cash flow projections, a further deterioration of the business, competitive and economic factors, such as a decrease in oil and gas prices and the evolution of the rig count.

As of December 31, 2017, for those CGUs carrying goodwill, a reasonably possible change in key assumptions would not cause the carrying amount to exceed recoverable amount.

In 2015, as a result of the deterioration of business conditions, the Company recorded impairment charges on its welded pipe assets of $400.3 million. No impairment charge was recorded in 2016 or 2017.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

6	Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2017	2016	2015

Interest Income	51,525	60,405	39,516
Net result on changes in FV of financial assets at FVTPL	(3,920)	5,799	(4,942)
Finance income	47,605	66,204	34,574
Finance cost	(27,072)	(22,329)	(23,058)
Net foreign exchange transactions results (*)	(48,955)	(2,146)	(13,301)
Foreign exchange derivatives contracts results (**)	(8,996)	(31,310)	30,468
Other	14,392	11,447	(14,473)
Other financial results	(43,559)	(22,009)	2,694
Net financial results	(23,026)	21,866	14,210
From discontinued operations	9	88	382
	(23,017)	21,954	14,592

During 2015 Tenaris has derecognized all its fixed income financial instruments categorized as available for sale.

(*)In 2017 and 2016 includes the negative impact from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar, largely offset by an increase in currency translation adjustment reserve from an Italian subsidiary.

(**) In 2016 includes the negative impact from Brazilian Real appreciation against the U.S. dollar on hedging instruments and of Cash and cash equivalent and Other investments denominated in U.S. dollar in subsidiaries which functional currency is the Brazilian real, partially offset by an increase in currency translation adjustment reserve from the Brazilian subsidiaries.

7	Equity in earnings (losses) of non-consolidated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2017	2016	2015

From non-consolidated companies	116,140	71,533	(10,674)
Impairment loss on non-consolidated companies (see Note 12)	-	-	(28,884)
	116,140	71,533	(39,558)

8	Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2017	2016	2015

Current tax	184,016	174,410	164,562
Deferred tax	(100,432)	(132,969)	79,943
	83,584	41,441	244,505
From discontinued operations	(100,720)	(24,339)	(10,121)
	(17,136)	17,102	234,384

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2017	2016	2015

Income before income tax	427,711	34,430	140,829

Tax calculated at the tax rate in each country (*)	6,456	(91,628)	(71,588)
Non taxable income / Non deductible expenses, net (*)	40,298	51,062	149,632
Changes in the tax rates	(62,968)	4,720	6,436
Effect of currency translation on tax base (**)	(922)	105,758	151,615
Accrual / Utilization of previously unrecognized tax losses (***)	-	(52,810)	(1,711)
Tax charge	(17,136)	17,102	234,384

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

8	Income tax (Cont.)

(*)	Include the effect of the impairment charges of approximately $400.3 million in 2015.

(**)	Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax basis of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries (mainly Mexico, Argentina and Colombia), which have a functional currency different than their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax basis of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.

(***)	It includes a deferred tax income of approximately $45 million booked in the last quarter of 2016 related to a capital loss. Amount was carried forward in line with US Regulation in force, and offset in 2017 Capital Gains.

Changes in the tax rates: On December 29, 2017 Argentina enacted amendments to several tax laws, including among others a reduction in the corporate income tax rate from 35% to 30% for fiscal years starting 1 January 2018 to 31 December 2019 and to 25% going forward. The impact booked in the Company income tax charge of the year was a gain of approximately $46 million of deferred tax income.

On December 22, 2017 the U.S. enacted significant changes to U.S. tax law. The reform is complex and considers significant changes to the U.S. corporate income tax system by, among others, reducing the Federal corporate income tax rate from 35% to 21%. The Company has made a reasonable estimate of the financial impacts of the reform. However, given its significant changes and complexities, and considering that more accurate information on the impact and the modalities of its application will be obtained in subsequent reporting periods, certain measurement adjustments could be needed.

The impact booked in the Company income tax charge of the year was a gain of approximately $15.2 million of deferred tax income.

Tax charge of the year has been affected by an extraordinary charge related to the settlement agreement with the Italian tax authorities (see Note 25).

9	Dividends distribution

On November 1, 2017, the Company’s Board of Directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, paid on November 22, 2017, with an ex-dividend date of November 20, 2017.

On May 3, 2017, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid in November 23, 2016 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 24, 2017. In the aggregate, the interim dividend paid in November 2016 and the balance paid in May 2017 amounted to approximately $484.0 million

On May 4, 2016 the Company’s Shareholders approved an annual dividend in the amount of $0.45 per share ($0.90 per ADS). The amount approved included the interim dividend previously paid in November 25, 2015 in the amount of $0.15 per share ($0.30 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 25, 2016. In the aggregate, the interim dividend paid in November 2015 and the balance paid in May 2016 amounted to approximately $531.2 million.

On May 6, 2015 the Company’s Shareholders approved an annual dividend in the amount of $0.45 per share ($0.90 per ADS). The amount approved included the interim dividend previously paid in November 27, 2014 in the amount of $0.15 per share ($0.30 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 20, 2015. In the aggregate, the interim dividend paid in November 2014 and the balance paid in May 2015 amounted to approximately $531.2 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

10	Property, plant and equipment, net

Year ended December 31, 2017	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	599,710	10,034,500	346,486	1,492,572	25,404	12,498,672
Translation differences	5,493	178,598	5,518	284	331	190,224
Additions	63	7,423	1,252	497,423	18,490	524,651
Disposals / Consumptions	(1,293)	(3,966)	(7,319)	(94)	(1,812)	(14,484)
Increase due to business combinations (*)	2,187	5,654	2,444	-	-	10,285
Transfers / Reclassifications	105,901	1,732,376	22,161	(1,823,106)	-	37,332
Values at the end of the year	712,061	11,954,585	370,542	167,079	42,413	13,246,680

Depreciation
Accumulated at the beginning of the year	89,274	6,125,552	281,907	-	-	6,496,733
Translation differences	1,204	114,675	4,959	-	-	120,838
Depreciation charge	9,406	368,850	23,213	-	-	401,469
Transfers / Reclassifications	1,699	7,575	(405)	-	-	8,869
Disposals / Consumptions	(386)	(3,781)	(6,205)	-	-	(10,372)
Accumulated at the end of the year	101,197	6,612,871	303,469	-	-	7,017,537
At December 31, 2017	610,864	5,341,714	67,073	167,079	42,413	6,229,143

Year ended December 31, 2016	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	609,190	9,683,181	340,835	1,219,369	18,330	11,870,905
Translation differences	2,601	6,737	2,445	2,644	53	14,480
Additions	639	1,384	784	750,038	4,650	757,495
Disposals / Consumptions	(2,296)	(26,073)	(10,751)	(4,850)	(2,494)	(46,464)
Transfer to assets held for sale	(34,849)	(61,380)	(1,103)	(1,407)	(177)	(98,916)
Transfers / Reclassifications	24,425	430,651	14,276	(473,222)	5,042	1,172
Values at the end of the year	599,710	10,034,500	346,486	1,492,572	25,404	12,498,672

Depreciation
Accumulated at the beginning of the year	88,270	5,844,657	265,487	-	231	6,198,645
Translation differences	508	(3,318)	1,831	-	(20)	(999)
Depreciation charge	9,621	359,516	24,260	-	533	393,930
Transfers / Reclassifications	(160)	(3,328)	-	-	(744)	(4,232)
Transfer to assets held for sale	(8,552)	(47,928)	(966)	-	-	(57,446)
Disposals / Consumptions	(413)	(24,047)	(8,705)	-	-	(33,165)
Accumulated at the end of the year	89,274	6,125,552	281,907	-	-	6,496,733
At December 31, 2016	510,436	3,908,948	64,579	1,492,572	25,404	6,001,939

Property, plant and equipment include capitalized interests for net amounts at December 31, 2017 and 2016 of $39.5 million and $25.4 million, respectively. The average capitalization interest rates applied were 1.97% during 2017 and 1.28% during 2016.

(*) Related to Garrett LLC acquisition, see Note 26.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

11	Intangible assets, net

Year ended December 31, 2017	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	554,330	461,619	2,090,257	2,058,946	5,165,152
Translation differences	6,265	483	(184)	(87)	6,477
Additions	28,335	5,105	-	-	33,440
Transfers / Reclassifications	(28,371)	(92)	-	-	(28,463)
Increase due to business combinations (**)	133	-	-	-	133
Disposals	-	(1,152)	-	-	(1,152)
Values at the end of the year	560,692	465,963	2,090,073	2,058,859	5,175,587

Amortization
Accumulated at the beginning of the year	408,373	362,292	797,592	1,734,068	3,302,325
Translation differences	5,232	-	-	-	5,232
Amortization charge	65,249	10,546	-	131,376	207,171
Transfers / Reclassifications	92	(92)	-	-	-
Accumulated at the end of the year	478,946	372,746	797,592	1,865,444	3,514,728
At December 31, 2017	81,746	93,217	1,292,481	193,415	1,660,859

Year ended December 31, 2016	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Cost
Values at the beginning of the year	524,869	494,662	2,170,709	2,059,946	5,250,186
Translation differences	2,264	(29)	4,671	-	6,906
Additions	28,730	648	-	-	29,378
Transfers / Reclassifications	(546)	(222)	-	-	(768)
Transfer to assets held for sale	(836)	(32,600)	(85,123)	(1,000)	(119,559)
Disposals	(151)	(840)	-	-	(991)
Values at the end of the year	554,330	461,619	2,090,257	2,058,946	5,165,152

Amortization
Accumulated at the beginning of the year	335,532	364,412	836,939	1,569,851	3,106,734
Translation differences	1,325	-	-	-	1,325
Amortization charge	72,632	30,633	-	165,217	268,482
Transfers / Reclassifications	(245)	(153)	-	-	(398)
Transfer to assets held for sale	(718)	(32,600)	(39,347)	(1,000)	(73,665)
Disposals	(153)	-	-	-	(153)
Accumulated at the end of the year	408,373	362,292	797,592	1,734,068	3,302,325
At December 31, 2016	145,957	99,327	1,292,665	324,878	1,862,827

(*) Includes Proprietary Technology.

(**) Related to Garrett LLC acquisition.

The geographical allocation of goodwill for the year ended December 31, 2017 was $1,168.5 million for North America, $121.2 million for South America, $2.0 million for Europe and $0.7 million for Middle East & Africa.

The carrying amount of goodwill allocated by CGU, as of December 31, 2017, was as follows:

(All amounts in million US dollar)
As of December 31, 2017	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA)	225	-	-	-	225
Tamsa (Hydril and other)	-	346	19	-	365
Siderca (Hydril and other)	-	265	93	-	358
Hydril	-	309	-	-	309
Coiled Tubing	-	-	-	4	4
Confab	-	-	28	-	28
Other	-	-	3	-	3
Total	225	920	143	4	1,292

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

12	Investments in non-consolidated companies
	Year ended December 31,
	2017	2016

At the beginning of the year	557,031	490,645
Translation differences	(9,548)	3,473
Equity in earnings of non-consolidated companies	116,140	71,533
Dividends and distributions received (*)	(22,971)	(20,674)
Additions	-	17,108
Decrease / increase in equity reserves and others	(358)	(5,054)
At the end of the year	640,294	557,031

(*)Related to Ternium

The principal non-consolidated companies are:

		% ownership at December 31,		Value at December 31,
Company	Country of incorporation	2017	2016	2017	2016
a) Ternium (*)	Luxembourg	11.46%	11.46%	563,735	491,285
b) Usiminas (**)	Brazil	3.08%	3.08%	70,642	61,904
Others	-	-	-	5,917	3,842
				640,294	557,031

(*) Including treasury shares.

(**)At December 31, 2017 and 2016 the voting rights were 5.2%.

a) Ternium S.A.

Ternium S.A. (“Ternium”), is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At December 31, 2017, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $31.59 per ADS, giving Tenaris’s ownership stake a market value of approximately $725.7 million. At December 31, 2017, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $563.7 million. See Section II.B.2.

The Company reviews periodically the recoverability of its investment in Ternium. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows. The key assumptions used by the Company are based on external and internal sources of information, and on management’s judgment based on past experience and expectations of future changes in the market.

Value-in-use was calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value was calculated based on perpetuity. The discount rates used are based on the respective weighted average cost of capital (WACC), which is considered to be a good indicator of capital cost. The discount rate used to test the investment in Ternium for impairment was 11.5%

Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Ternium
	2017	2016
Non-current assets	7,727,283	5,622,556
Current assets	4,395,283	2,700,314
Total assets	12,122,566	8,322,870
Non-current liabilities	3,442,521	1,324,785
Current liabilities	2,827,275	1,831,492
Total liabilities	6,269,796	3,156,277

Non-controlling interests	842,347	775,295

Revenues	9,700,296	7,223,975
Gross profit	2,297,271	1,839,585
Net income for the year attributable to owners of the parent	886,219	595,644
Total comprehensive income for the year, net of tax, attributable to owners of the parent	815,434	534,827

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

12	Investments in non-consolidated companies (Cont.)

b) Usiminas S.A.

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and it is Tenaris’s principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

As of December 31, 2017 the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the BM&FBovespa Stock Exchange, was BRL10.83 ($3.27) and BRL9.1 ($2.75), respectively, giving Tenaris’s ownership stake a market value of approximately $123.0 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $70.6 million.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

Usiminas financial restructuring process (that started in April 2016 with the capital increase) was completed by the end of August 2017. The completion of this process together with the increase in the share price since June 2016 and the improvement in business conditions may lead to an increase in the value of the investment in Usiminas in future periods.

During 2015 the Company recorded an impairment charge of $28.9 million.

Summarized selected financial information of Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Usiminas
	2017	2016
Non-current assets	5,661,947	6,085,811
Current assets	2,193,096	1,970,015
Total assets	7,855,043	8,055,826
Non-current liabilities	2,344,042	2,856,883
Current liabilities	920,924	537,646
Total liabilities	3,264,966	3,394,529

Non-controlling interests	425,988	508,083

Revenues	3,367,937	2,442,596
Gross profit	513,712	150,999
Net income (loss) for the year attributable to owners of the parent	99,853	(166,153)

c) Techgen, S.A. de C.V. (“Techgen”)

Techgen is a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016 and is fully operational, power capacity of 900 megawatts. As of December 31, 2017, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium), held 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on August 1, 2016 and ending on July 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of December 31, 2017, Tenaris’s exposure under these agreements amounted to $58.2 million and $3.9 million respectively.

Tenaris issued a corporate guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks. The loan agreement amounted to $720 million and has been used in the construction of the facility. The main covenants under the corporate guarantee are Tenaris’s commitment to maintain its participation in Techgen or the right to purchase at least 22% of Techgen’s firm energy, and compliance with a maximum permitted leverage ratio. As of December 31, 2017, the loan agreement had been fully disbursed and, as a result, the amount guaranteed by Tenaris was approximately $158.4 million. During 2017 the shareholders of Techgen made additional investments in Techgen, in form of subordinated loans, which in case of Tenaris amounted to $7 million. As of December 31, 2017, the aggregate outstanding principal amount under these loans was $93.2 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

13	Receivables – non current
	Year ended December 31,
	2017	2016
Government entities	641	913
Employee advances and loans	5,891	7,202
Tax credits	29,404	32,769
Receivables from related parties	88,595	91,419
Legal deposits	13,568	13,876
Advances to suppliers and other advances	12,443	19,520
Others	33,428	32,217
	183,970	197,916
Allowances for doubtful accounts (see Note 22 (i))	(641)	(913)
	183,329	197,003
14	Inventories

	Year ended December 31,
	2017	2016
Finished goods	923,316	653,482
Goods in process	619,796	375,822
Raw materials	281,083	160,284
Supplies	486,002	451,777
Goods in transit	274,175	162,766
	2,584,372	1,804,131
Allowance for obsolescence (see Note 23 (i))	(216,068)	(240,242)
	2,368,304	1,563,889

15	Receivables and prepayments

	Year ended December 31,
	2017	2016
Prepaid expenses and other receivables	36,587	28,278
Government entities	2,085	3,052
Employee advances and loans	12,205	10,458
Advances to suppliers and other advances	25,205	16,088
Government tax refunds on exports	17,353	9,350
Receivables from related parties	28,397	24,742
Derivative financial instruments	8,230	2,759
Miscellaneous	20,122	36,320
	150,184	131,047
Allowance for other doubtful accounts (see Note 23 (i))	(6,255)	(6,332)
	143,929	124,715

16	Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2017	2016
V.A.T. credits	76,714	61,552
Prepaid taxes	55,620	79,434
	132,334	140,986

	Year ended December 31,
Current tax liabilities	2017	2016
Income tax liabilities	35,210	55,841
V.A.T. liabilities	14,313	11,065
Other taxes	52,882	34,291
	102,405	101,197

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

17	Trade receivables
	Year ended December 31,
	2017	2016
Current accounts	1,240,769	1,026,026
Receivables from related parties	51,676	14,383
	1,292,445	1,040,409
Allowance for doubtful accounts (see Note 23 (i))	(78,385)	(85,724)
	1,214,060	954,685

The following table sets forth details of the aging of trade receivables:

			Past due
	Trade Receivables	Not Due	1 - 180 days	> 180 days
At December 31, 2017
Guaranteed	247,079	219,764	22,978	4,337
Not guaranteed	1,045,366	841,737	115,245	88,384
Guaranteed and not guaranteed	1,292,445	1,061,501	138,223	92,721
Allowance for doubtful accounts	(78,385)	-	-	(78,385)
Net Value	1,214,060	1,061,501	138,223	14,336

At December 31, 2016
Guaranteed	355,508	272,393	32,241	50,874
Not guaranteed	684,901	518,984	87,379	78,538
Guaranteed and not guaranteed	1,040,409	791,377	119,620	129,412
Allowance for doubtful accounts	(85,724)	(62)	(67)	(85,595)
Net Value	954,685	791,315	119,553	43,817

Trade receivables are mainly denominated in U.S. dollars.

18	Cash and cash equivalents and Other investments

	Year ended December 31,
	2017	2016
Cash and cash equivalents
Cash at banks	150,948	92,730
Liquidity funds	66,033	215,807
Short – term investments	113,240	91,200
	330,221	399,737
Other investments - current
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	437,406	782,029
Bonds and other fixed Income	754,800	841,638
Fund Investments	-	9,475
Others	100	-
	1,192,306	1,633,142
Other investments - Non-current
Bonds and other fixed Income	123,498	248,049
Others	4,837	1,670
	128,335	249,719

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

19	Borrowings

	Year ended December 31,
	2017	2016
Non-current
Bank borrowings	34,626	31,544
Finance lease liabilities	59	35
Costs of issue of debt	(40)	(37)
	34,645	31,542
Current
Bank borrowings	930,957	807,252
Bank overdrafts	131	1,320
Finance lease liabilities	138	130
Costs of issue of debt	(12)	(8)
	931,214	808,694
Total Borrowings	965,859	840,236

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2017
Financial lease	138	59	-	-	-	-	197
Other borrowings	931,076	4,876	4,484	4,978	20,248	-	965,662
Total borrowings	931,214	4,935	4,484	4,978	20,248	-	965,859

Interest to be accrued (*)	14,512	1,212	1,203	1,190	174	-	18,290
Total	945,726	6,147	5,687	6,168	20,422	-	984,149

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2016
Financial lease	130	35	-	-	-	-	165
Other borrowings	808,564	1,198	3,739	3,360	3,632	19,578	840,071
Total borrowings	808,694	1,233	3,739	3,360	3,632	19,578	840,236

Interest to be accrued (*)	6,461	1,172	1,161	1,142	1,116	237	11,289
Total	815,155	2,405	4,900	4,502	4,748	19,815	851,525

(*) Includes the effect of hedge accounting.

Significant borrowings include:

			In million of USD
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2017	Tamsa	Bank loans	404	2018
2017	Siderca	Bank loans	311	2018
Dec-17	TuboCaribe	Bank loan	150	Dec-18

As of December 31, 2017, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2017 and 2016 (considering hedge accounting where applicable).

	2017	2016
Total borrowings	3.73%	1.97%

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

19	Borrowings (Cont.)

Breakdown of long-term borrowings by currency and rate is as follows:

Non-current borrowings

		Year ended December 31,
Currency	Interest rates	2017	2016
USD	Fixed	19,120	19,461
EUR	Fixed	13,828	10,701
Others	Variable	1,697	1,380
Total non-current borrowings		34,645	31,542

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

		Year ended December 31,
Currency	Interest rates	2017	2016
USD	Variable	17,640	17,081
USD	Fixed	187,872	200,448
EUR	Variable	169	99
EUR	Fixed	839	841
MXN	Fixed	412,719	391,318
ARS	Fixed	311,829	197,637
ARS	Variable	-	1,041
Others	Variable	138	35
Others	Fixed	8	194
Total current borrowings		931,214	808,694

Borrowings evolution

	Year ended December 31, 2017
	Non current	Current
At the beginning of the year	31,542	808,694
Translation differences	1,649	(3,622)
Proceeds and repayments, net	1,510	105,142
Interests Accrued less payments	(19)	21,880
Reclassifications	(309)	309
Other Movements	272	-
Overdrafts variation	-	(1,189)
At the end of the year	34,645	931,214

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

20	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (*)	Total
At the beginning of the year	263,056	36,891	514,713	814,660
Translation differences	2,243	(2)	21	2,262
Charged directly to other comprehensive income	-	-	(583)	(583)
Income statement credit (charge)	207,605	(1,955)	(186,544)	19,106
At December 31, 2017	472,904	34,934	327,607	835,445

	Fixed assets	Inventories	Intangible and Other (*)	Total
At the beginning of the year	299,139	42,516	549,557	891,212
Translation differences	(540)	-	44	(496)
Charged directly to other comprehensive income	-	-	(40)	(40)
Transfer to assets held for sale	(5,724)	-	-	(5,724)
Income statement charge	(29,819)	(5,625)	(34,848)	(70,292)
At December 31, 2016	263,056	36,891	514,713	814,660

(*) Includes the effect of currency translation on tax base (see Note 8).

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses (*)	Other	Total
At the beginning of the year	(33,276)	(94,176)	(199,326)	(81,838)	(408,616)
Translation differences	(223)	(972)	322	(606)	(1,479)
Charged directly to other comprehensive income	-	-	-	(778)	(778)
Income statement charge / (credit)	7,024	5,593	(155,940)	23,189	(120,134)
At December 31, 2017	(26,475)	(89,555)	(354,944)	(60,033)	(531,007)

(*) As of December 31, 2017, the net unrecognized deferred tax assets amount to $98.8 million.

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(32,425)	(107,378)	(99,394)	(102,396)	(341,593)
Translation differences	(3,123)	(1,347)	(2,741)	14	(7,197)
Transfer to assets held for sale	-	275	-	753	1,028
Charged directly to other comprehensive income	-	-	-	1,823	1,823
Income statement charge / (credit)	2,272	14,274	(97,191)	17,968	(62,677)
At December 31, 2016	(33,276)	(94,176)	(199,326)	(81,838)	(408,616)

The recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

	Year ended December 31,
	2017	2016
Deferred tax assets to be recovered after 12 months	(405,416)	(226,431)
Deferred tax liabilities to be recovered after 12 months	808,108	761,039

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

20	Deferred income tax (Cont.)

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set-off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate set-off, are shown in the Consolidated Statement of Financial Position:

	Year ended December 31,
	2017	2016
Deferred tax assets	(153,532)	(144,613)
Deferred tax liabilities	457,970	550,657
	304,438	406,044

The movement in the net deferred income tax liability account is as follows:

	Year ended December 31,
	2017	2016

At the beginning of the year	406,044	549,619
Translation differences	783	(7,693)
Charged directly to Other Comprehensive Income	(1,361)	1,783
Income statement credit (debit)	(101,028)	(132,969)
Transfer to assets held for sale	-	(4,696)
At the end of the year	304,438	406,044

21	Other liabilities

(i)	Other liabilities – Non-current
	Year ended December 31,
	2017	2016
Post-employment benefits	125,012	125,161
Other-long term benefits	68,244	66,714
Miscellaneous	24,040	21,742
	217,296	213,617

Post-employment benefits

▪	Unfunded

	Year ended December 31,
	2017	2016
Values at the beginning of the year	96,229	107,601
Translation differences	2,893	(2,204)
Current service cost	7,851	4,625
Interest cost	5,462	6,371
Curtailments and settlements	21	24
Remeasurements (*)	10,907	(4,501)
Benefits paid from the plan	(22,107)	(13,921)
Other	633	(1,766)
At the end of the year	101,889	96,229

(*) For 2017 a loss of $0.08 million is attributable to demographic assumptions and a loss of $10.6 million to financial assumptions. For 2016 a loss of $0.6 and a gain of $5.1 million is attributable to demographic and financial assumptions, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

21	Other liabilities (Cont.)

(i)	Other liabilities – Non-current (Cont.)

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2017	2016
Discount rate	1% - 7%	1% - 7%
Rate of compensation increase	0% - 3%	0% - 3%

As of December 31, 2017, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $8.2 million and $7.2 million respectively, and an increase / (decrease) of 1% in the rate of compensation assumption of the main plans would have generated an increase / (decrease) impact on the defined benefit obligation of $4.0 million and $4.2 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

▪	Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:

	Year ended December 31,
	2017	2016
Present value of funded obligations	165,486	159,612
Fair value of plan assets	(145,692)	(132,913)
Liability (*)	19,794	26,699

(*) In 2017 and 2016, $3.3 million and $2.2 million corresponding to an overfunded plan were reclassified within other non-current assets, respectively.

The movement in the present value of funded obligations is as follows:

	Year ended December 31,
	2017	2016
At the beginning of the year	159,612	153,974
Translation differences	7,300	384
Current service cost	592	162
Interest cost	6,034	6,403
Remeasurements (*)	3,602	7,753
Benefits paid	(11,654)	(9,064)
At the end of the year	165,486	159,612

(*) For 2017 a gain of $0.4 million is attributable to demographic assumptions and a loss of $4.1 million to financial assumptions. For 2016 a gain of $0.9 and a loss of $8.7 million is attributable to demographic and financial assumptions, respectively.

The movement in the fair value of plan assets is as follows:

	Year ended December 31,
	2017	2016
At the beginning of the year	(132,913)	(128,321)
Translation differences	(6,802)	365
Return on plan assets	(5,849)	(7,022)
Remeasurements	(5,874)	(3,022)
Contributions paid to the plan	(6,230)	(4,374)
Benefits paid from the plan	11,654	9,064
Other	323	397
At the end of the year	(145,692)	(132,913)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

21	Other liabilities (Cont.)

(i)	Other liabilities – Non-current (Cont.)

The major categories of plan assets as a percentage of total plan assets are as follows:

	Year ended December 31,
	2017	2016
Equity instruments	53.4%	52.4%
Debt instruments	42.9%	43.9%
Others	3.7%	3.7%

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2017	2016
Discount rate	4%	4%
Rate of compensation increase	0% - 3%	0% - 3%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2017, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $17.0 million and $20.9 million respectively, and an increase / (decrease) of 1% in the compensation rate assumption of the main plans would have generated an increase / (decrease) on the defined benefit obligation of $2.2 million and $1.8 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

The employer contributions expected to be paid for the year 2018 amount approximately to $3.5 million.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

(ii)	Other liabilities – current

	Year ended December 31,
	2017	2016
Payroll and social security payable	141,886	125,991
Liabilities with related parties	51	135
Derivative financial instruments	39,799	42,635
Miscellaneous	15,768	15,126
	197,504	183,887

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

22	Non-current allowances and provisions

Deducted from non-current receivables

	Year ended December 31,
	2017	2016

Values at the beginning of the year	(913)	(1,112)
Translation differences	106	199
Used	166	-
Values at the end of the year	(641)	(913)

Liabilities

	Year ended December 31,
	2017	2016
Values at the beginning of the year	63,257	61,421
Translation differences	366	3,296
Additional provisions	3,994	6,794
Reclassifications	(7,591)	(1,932)
Used	(23,588)	(6,322)
Values at the end of the year	36,438	63,257

23	Current allowances and provisions

(i)	Deducted from assets

Year ended December 31, 2017	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(85,724)	(6,332)	(240,242)
Translation differences	(345)	(220)	(3,575)
Reversals / (additional) allowances	5,421	(84)	12,917
Used	2,263	381	14,832
At December 31, 2017	(78,385)	(6,255)	(216,068)

Year ended December 31, 2016	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(101,480)	(7,082)	(229,200)
Translation differences	(841)	75	(2,715)
Reversals / (additional) allowances	12,573	(432)	(32,765)
Transfer to held for sale	20	-	896
Used	4,004	1,107	23,542
At December 31, 2016	(85,724)	(6,332)	(240,242)

(ii)	Liabilities

Year ended December 31, 2017	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	13,885	8,871	22,756
Translation differences	247	227	474
Additional provisions	4,238	9,432	13,670
Reclassifications	-	7,591	7,591
Used	(6,974)	(5,187)	(12,161)
At December 31, 2017	11,396	20,934	32,330

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

23	Current allowances and provisions (Cont.)

(ii)	Liabilities (Cont.)
Year ended December 31, 2016	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	6,290	2,705	8,995
Translation differences	189	(86)	103
Additional provisions	16,266	7,791	24,057
Reclassifications	(22)	1,954	1,932
Used	(8,838)	(3,493)	(12,331)
At December 31, 2016	13,885	8,871	22,756

24	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other Receivables and Other Liabilities at the reporting date, in accordance with IAS 39, are:

	Year ended December 31,
	2017	2016
Foreign exchange derivatives contracts	8,230	2,759
Contracts with positive fair values	8,230	2,759

Foreign exchange derivatives contracts	(39,799)	(42,635)
Contracts with negative fair values	(39,799)	(42,635)
Total	(31,569)	(39,876)

Foreign exchange derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives and those derivatives that were designated for hedge accounting as of December 2017 and 2016, were as follows:

			Fair Value		Hedge Accounting Reserve
Purchase currency	Sell currency	Term	2017	2016	2017	2016
MXN	USD	2018	(20,447)	(35,165)	(534)	9
USD	MXN	2018	490	694	-	(2,280)
EUR	USD	2018	5,660	(360)	1,881	-
USD	EUR	2018	(367)	(33)	-	(1,435)
JPY	USD	2018	(101)	(179)	-	73
USD	KWD	2018	(630)	(2,447)	(520)	(1,016)
USD	ARS	2018	22	(748)	-	-
ARS	USD	2018	(13,715)	318	(1,067)	(93)
USD	BRL	2018	(17)	(1,581)	-	-
USD	CAD	2018	(2,072)	(225)	-	-
Others			(392)	(150)	-	-
Total			(31,569)	(39,876)	(240)	(4,742)

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-15	Movements 2016	Equity Reserve Dec-16	Movements 2017	Equity Reserve Dec-17
Foreign Exchange	2,783	(7,525)	(4,742)	4,502	(240)
Total Cash flow Hedge	2,783	(7,525)	(4,742)	4,502	(240)

Tenaris estimates that the cash flow hedge reserve at December 31, 2017 will be recycled to the Consolidated Income Statement during 2018.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

25	Contingencies, commitments and restrictions on the distribution of profits

(i)	Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, Tenaris is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Tenaris has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Tenaris was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss, but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these consolidated financial statements (Notes 22 and 23) are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris’s results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings for the year ended December 31, 2017. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

▪	Tax assessment in Italy

Dalmine S.p.A. (“Dalmine”), an Italian subsidiary of the Company, received on December 24, 2012, a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR298 million (approximately $357 million), comprising principal, interest and penalties, was appealed with the first-instance tax court in Milan. In February 2014, the first-instance tax court issued its decision on this tax assessment, partially reversing the assessment and lowering the claimed amount to approximately EUR9 million (approximately $11 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed against the second-instance tax court decision on the 2007 assessment. On June 12, 2015, the second-instance tax court accepted Dalmine’s defense arguments and rejected the appeal by the Italian tax authorities, thus reversing the entire 2007 assessment and recognizing that the dividend payment was exempt from withholding tax. The Italian tax authorities have appealed the second-instance tax court decision before the Supreme Court.

On December 24, 2013, Dalmine received a second tax assessment from the Italian tax authorities, based on the same arguments as those in the first assessment, relating to allegedly omitted withholding tax on dividend payments made in 2008 – the last such distribution made by Dalmine. Dalmine appealed the assessment with the first-instance tax court in Milan. On January 27, 2016, the first-instance tax court rejected Dalmine’s appeal. This first-instance ruling, which held that Dalmine is required to pay an amount of EUR226 million (approximately $271 million), including principal, interest and penalties, contradicts the first and second-instance tax court rulings in connection with the 2007 assessment. Dalmine obtained the suspension of the interim payment that would have been due, based on the first-instance decision, through the filing with the tax authorities of a bank guarantee of EUR175 million (approximately $210 million), and appealed the January 2016 ruling with the second-instance tax court.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)	Contingencies (Cont.)

▪	Tax assessment in Italy (Cont.)

On December 21, 2017, Dalmine and the Italian tax authorities entered into a settlement agreement in connection with all withholding tax claims on 2007 and 2008 dividend payments. Under the settlement agreement, Dalmine paid to the Italian tax administration an aggregate amount of EUR42.9 million (approximately $51 million), net of EUR3.2 million (approximately $4 million) corresponding to the amount previously paid during the litigation proceeding. As a result of the settlement, during the year Tenaris recorded an additional charge to results, in excess of amounts already provisioned, of approximately $29 million.

In addition, the Italian tax authorities formally notified Dalmine that, based on applicable laws and regulations, any future distributions from Dalmine out of past or future profits will not be subject to Italian withholding tax.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

In 2013, Confab Industrial S.A. (“Confab”), a Brazilian subsidiary of the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas’ ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the Court of Appeals of São Paulo, which was rejected on July 19, 2017. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact. Accordingly, the Court of Appeals must decide whether CSN’s appeal meets the requirements for submission to the Superior Court of Justice. If declared admissible, the Superior Court of Justice will also review admissibility, and, if also declared admissible, will then render a decision on the merits.

Tenaris continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision was recorded in these Consolidated Financial Statements.

▪	Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident, initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claim that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits have been consolidated, and are now being considered by the 6th Civil Court of São Caetano do Sul; however, each lawsuit will be adjudicated through a separate ruling. Both proceedings are currently at evidentiary stage.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)	Contingencies (Cont.)

▪	Veracel celulose accident litigation (Cont.)

On March 10, 2016, a court-appointed expert issued its report on certain technical matters concerning the Veracel accident. Based upon a technical opinion received from a third-party expert, in August 2016, Confab filed its objections to the expert’s report. In November 2017, the court appointed expert filed a second report reaffirming its opinion and stating that the opinion of Confab’s appointed expert was incorrect. The parties have a 90-day period to file their observations and/or opinions concerning the expert’s second report. Approximately 54% of the amounts claimed by Itaú and Veracel is attributable to alleged lost profits, and the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from loss profits. As of December 31, 2017, the estimated amount of Itaú’s claim was approximately BRL81.9 million (approximately $24.8 million), and the estimated amount of Veracel’s claim is approximately BRL52 million (approximately $15.7 million), for an aggregate amount BRL133.9 million ($40.5 million). The final result of this claim depends largely on the court’s evaluation of technical matters arising from the expert’s opinion and the objections presented by Confab.

▪	Ongoing investigation

The Company has learned that Italian and Swiss authorities are investigating whether certain payments were made from accounts of entities presumably associated with affiliates of the Company to accounts controlled by an individual allegedly related with officers of Petróleo Brasileiro S.A. and whether any such payments were intended to benefit Confab. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act. The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato” and the Audit Committee of the Company’s Board of Directors has engaged external counsel in connection with a review of the alleged payments and related matters. In addition, the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company intends to share the results of this review with the appropriate authorities, and to cooperate with any investigations that may be conducted by such authorities. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company’s business that may result from resolution of these matters.

▪	Petroamazonas penalties

On January 22, 2016, Petroamazonas (“PAM”), an Ecuadorian state-owned oil company, imposed penalties to the Company’s Uruguayan subsidiary, Tenaris Global Services S.A. (“TGS”), for its alleged failure to comply with delivery terms under a pipe supply agreement. The penalties amount to approximately $ 22.5 million as of the date hereof. Tenaris believes, based on the advice of counsel, that PAM has no legal basis to impose the penalties and that TGS has meritorious defenses against PAM. However, in light of the prevailing political circumstances in Ecuador, the Company cannot predict the outcome of a claim against a state-owned company and it is not possible to estimate the amount or range of loss in case of an unfavorable outcome.

▪	Contractor claim for additional costs

Tenaris Bay City Inc. (“Tenaris Bay City”), a U.S. subsidiary of the Company, has received claims from a contractor for alleged additional costs in the construction of a project located in the Bay City area for a total amount in excess of $77 million. On June 30, 2017, the contractor filed a demand for arbitration of these claims. An arbitral panel has been selected and a scheduling order issued. The parties are expected to submit statements of claim in February and March of 2018. Final trial hearing on this matter is scheduled for February 2019. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)	Contingencies (Cont.)

▪	Investigation concerning currency exchange declarations.

Siderca S.A.I.C, an Argentine subsidiary of the Company (“Siderca”), and some of its directors, employees, former directors and employees are subject to an administrative criminal proceeding concerning alleged inaccurate information included in 15 currency exchange declarations related to the trading of foreign currency between August and October 2008 in connection with exports of goods for a total amount of $268 million. The case is now under consideration of a criminal court. Although theoretically this proceeding may give rise to the application of fines in an amount up to ten times the value of the involved operations, Tenaris believes that it has meritorious defenses and that it is unlikely that the ultimate resolution of this matter will result in a material obligation.

▪	Claim for differences on gas supply prices

On July 7, 2016, Siderca was notified of a claim initiated by an Argentine state-owned company for an amount of $25.4 million, allegedly owed as a result in differences in the price paid for gas supplied to Siderca during three months in 2013. Tenaris believes, based on the advice of counsel, that it has meritorious defenses against a substantial part of this claim, although Siderca may be required to pay part of the claimed amount.

▪	Tax assessment in Mexico

In August 2017, Tubos de Acero de México S.A (“Tamsa”) and Servicios Generales Tenaris Tamsa S.A (“Segeta”), two Mexican subsidiaries of the Company, were informed that the Mexican tax authorities had determined that the tax deductions associated with purchases of scrap made by the companies during 2013, amounting to MXN1,800 million (approximately $91.2 million) in the aggregate, failed to comply with applicable requirements and, accordingly, should be rejected. Tamsa and Segeta filed their respective responses and complaints against the determination, and provided additional information evidencing compliance with applicable requirements for the tax deductions that are being challenged. No final decision has yet been issued on this matter. Based on the opinion of legal counsel, Tenaris believes that it is unlikely that the ultimate resolution of this tax assessment will result in a material obligation.

(ii)	Commitments and other purchase orders

Set forth is a description of Tenaris’s material outstanding purchase commitments:

▪	A Tenaris company entered into a contract with the supplier Voest Alpine Grobblech Gmb to which it committed to purchase carbon steel for a total amount of approximately $137 million to use for manufacturing pipes related to the Zhor gas field project.

▪	A Tenaris company entered into a contract with Transportadora de Gas del Norte S.A. for the service of natural gas transportation to the facilities of Siderca S.A.I.C., an Argentine subsidiary of Tenaris. As of December 31, 2017, the aggregate commitment to take or pay the committed volumes for a 10-year term totalled approximately $77.5 million.

▪	A Tenaris company entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of December 31, 2017, the aggregate commitment to take or pay the committed volumes for a 14-year term totalled approximately $43.9 million.

▪	Several Tenaris companies entered into a contract with Graftech for the supply of graphite electrodes. As of December 31, 2017, the aggregate commitment to take or pay the committed volumes totalled approximately $78.3 million.

▪	A Tenaris company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Tenaris company has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Tenaris company may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Tenaris company will benefit from the proceeds of such sale.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(iii)	Restrictions to the distribution of profits and payment of dividends

As of December 31, 2017, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2017	16,956,761
Total equity in accordance with Luxembourg law	18,865,085

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2017, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2017, distributable amount under Luxembourg law totals $17.6 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2016 under Luxembourg law	17,493,013
Other income and expenses for the year ended December 31, 2017	(52,232)
Dividends approved	(484,020)
Retained earnings at December 31, 2017 under Luxembourg law	16,956,761
Share premium	609,733
Distributable amount at December 31, 2017 under Luxembourg law	17,566,494

26	Acquisition of subsidiaries

In September 2017, Tenaris acquired 100% of Garrett (a pipe services and trucking business) through the payment of a price of $10.4 million.

If the acquisition had occurred on January 1, 2017, Tenaris’s unaudited pro forma net sales and net income from continuing operations would not have changed materially.

27	Cash flow disclosures

		Year ended December 31,
(i)	Changes in working capital	2017	2016	2015
	Inventories	(804,415)	244,720	936,402
	Receivables and prepayments and Current tax assets	(6,662)	70,874	60,009
	Trade receivables	(259,375)	146,824	828,265
	Other liabilities	4,226	(79,046)	(123,904)
	Customer advances	17,039	(95,112)	1,171
	Trade payables	193,905	59,939	(327,958)
		(855,282)	348,199	1,373,985
(ii)	Income tax accruals less payments
	Tax accrued	(17,136)	41,441	244,505
	Taxes paid	(176,853)	(169,520)	(335,585)
		(193,989)	(128,079)	(91,080)
(iii)	Interest accruals less payments, net
	Interest accrued	(20,534)	(43,872)	(11,517)
	Interest received	50,001	60,163	56,835
	Interest paid	(17,917)	(18,858)	(18,696)
		11,550	(2,567)	26,622
(iv)	Cash and cash equivalents
	Cash at banks, liquidity funds and short - term investments	330,221	399,900	286,547
	Bank overdrafts	(131)	(1,320)	(349)
		330,090	398,580	286,198

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

28	Net assets of disposal group classified as held for sale

On December 15, 2016, Tenaris entered into an agreement with Nucor Corporation (NC) pursuant to which it has sold to NC the steel electric conduit business in North America, known as Republic Conduit for an amount of $328 million (net of transaction costs). The sale was completed on January 19, 2017, with effect from January 20, 2017. The result of this transaction was an after-tax gain of $89.7 million, calculated as the net proceeds of the sale less the book value of net assets held for sale, the corresponding tax effect and related expenses.

	Year ended December 31,
	2017	2016
Income from discontinued operations	1,848	41,411
After tax gain on the sale of Conduit	89,694	-
Net Income for discontinued operations	91,542	41,411

Details of Conduit sale

Cash received	331,295
Transaction and other costs	(3,663)
Carrying amount of net assets sold	(137,814)
Gain on sale before income tax	189,817
Income tax expense on gain	(100,123)
Gain on sale after income tax	89,694

The financial performances presented are relative to the 19 days of January 2017 and for the years ended December 31, 2016 and 2015.

Analysis of the result of discontinued operations:

(all amounts in thousands of US dollars, unless otherwise stated)	2017	2016	2015
Net sales	11,899	234,911	197,630
Cost of sales	(7,403)	(136,587)	(137,318)
Gross profit	4,496	98,324	60,312
Selling, general and administrative expenses	(2,041)	(32,238)	(30,678)
Other operating income & expenses	(1)	(248)	(1)
Operating income	2,454	65,838	29,633
Finance Income (expenses), net	(9)	(88)	(382)
Income before income tax	2,445	65,750	29,251
Income tax	(597)	(24,339)	(10,121)
Net income	1,848	41,411	19,130

Earnings per share attributable to discontinued operations:
Weighted average number of ordinary shares (thousands)	1,180,537	1,180,537	1,180,537
Discontinued operations:
Basic and diluted earnings per share (U.S. dollars per share)	0.00	0.04	0.02
Basic and diluted earnings per ADS (U.S. dollars per ADS)	0.00	0.07	0.03

Summarized cash flow information is as follows:

	2017	2016	2015
Cash at the beginning	18,820	15,343	13,848
Cash at the end	206	18,820	15,343
(Decrease) Increase in cash	(18,614)	3,477	1,495

(Used in) provided by operating activities	(3,046)	24,535	42,701
Provided by (used in) investing activities	32	(1,058)	(1,206)
Used in financing activities	(15,600)	(20,000)	(40,000)

These amounts were estimated only for disclosure purposes, as cash flows from discontinued operations were not managed separately from other cash flows.

The following table shows the current and non-current assets and liabilities of disposal group as at 31 December 2016, and the carrying amounts of assets and liabilities as at the date of sale.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

28       Net assets of disposal group classified as held for sale (Cont.)

Current and non-current assets and liabilities of disposal group

ASSETS	At January 19, 2017		At December 31, 2016
Non-current assets
Property, plant and equipment, net	41,438		41,470
Intangible assets, net (*)	45,894	87,332	45,894	87,364
Current assets
Inventories, net	29,349		29,819
Receivables and prepayments, net	1,157		451
Trade receivables, net	38,620		33,620
Cash and cash equivalents	206	69,332	163	64,053
Total assets of disposal group classified as held for sale		156,664		151,417
LIABILITIES
Non-current liabilities
Deferred tax liabilities	5,294		4,696
Other liabilities	-	5,294	680	5,376
Current liabilities
Current tax liabilities	65		4,100
Other liabilities	2,913		1,668
Trade payables	10,578	13,556	6,950	12,718
Total liabilities of disposal group classified as held for sale		18,850		18,094

(*) Includes $45.8 million of goodwill

29	Related party transactions

As of December 31, 2017:

▪	San Faustin S.A., a Luxembourg société anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”. The following transactions were carried out with related parties:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2017	2016	2015
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	32,362	21,174	24,019
Sales of goods to other related parties	94,624	32,613	87,663
Sales of services to non-consolidated parties	11,637	9,542	10,154
Sales of services to other related parties	3,751	2,948	4,010
	142,374	66,277	125,846
(b) Purchases of goods and services
Purchases of goods to non-consolidated parties	234,361	67,048	260,280
Purchases of goods to other related parties	17,711	20,150	35,153
Purchases of services to non-consolidated parties	12,077	11,528	16,153
Purchases of services to other related parties	50,794	53,530	78,805
	314,943	152,256	390,391

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

29	Related party transactions (Cont.)

(all amounts in thousands of U.S. dollars)	At December 31,
	2017	2016
(ii) Period-end balances
(a) Arising from sales / purchases of goods / services
Receivables from non-consolidated parties	117,853	117,187
Receivables from other related parties	50,815	13,357
Payables to non-consolidated parties	(49,354)	(21,314)
Payables to other related parties	(14,475)	(12,708)
	104,839	96,522

Directors’ and senior management compensation

During the years ended December 31, 2017, 2016 and 2015, the cash compensation of Directors and Senior managers amounted to $45.8 million, $38.6 million and $28.8 million respectively. These amounts include cash benefits paid to certain senior managers in connection with the vesting of pre-existing retirement plans. In addition, Directors and Senior managers received 484, 500 and 540 thousand units for a total amount of $4.7 million, $4.8 million and $5.4 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O Employee benefits –Other long term benefits.

30	Principal subsidiaries

The following is a list of Tenaris’s principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2017.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2017	2016	2015
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	100%	100%	99%
HYDRIL COMPANY and subsidiaries (except detailed) (a)	USA	Manufacture and marketing of premium connections	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
P.T. SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	89%	77%	77%
PRUDENTIAL STEEL LTD.	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	100%
SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL and subsidiaries	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Portugal	Holding Company	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (b)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS S.àr.l.	Luxembourg	Holding company	100%	100%	100%
TENARIS INVESTMENTS SWITZERLAND AG and subsidiaries	Switzerland	Holding company	100%	100%	100%
TENARIS CONNECTIONS BV	Netherlands	Development, management and licensing of intellectual property	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TUBOS DE ACERO DE MEXICO, S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%

(*) All percentages rounded.

(a) Tenaris Investments S.a.r.l. holds 100% of Hydril's subsidiaries shares except for Technical Drilling & Production Services Nigeria. Ltd where it holds 80% for 2017, 2016 and 2015.

(b) Tenaris holds 97,5% of Tenaris Supply Chain S.A, 60% of Gepnaris S.A. and 40% of Tubular Technical Services and Pipe Coaters, and 49% of Amaja Tubular Services Limited.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

31	Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi Materiales Siderúrgicos S.A (“Matesi”), and Complejo Siderúrgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies”). Tenaris and its wholly-owned subsidiary, Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations.

Matesi

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest will apply at the rate of 9% per annum. As of December 31, 2017, post-award interest amounted to $31.9 million.

On March 14, 2016, Venezuela requested the rectification of the award pursuant to article 49(2) of the ICSID Convention and ICSID Arbitration Rule 49. The tribunal denied Venezuela’s request on June 24, 2016, ordering Venezuela to reimburse Tenaris and Talta for their costs. On September 21, 2016, Venezuela submitted a request for annulment of the award as well as the stay of enforcement of the award in accordance with the ICSID Convention and Arbitration Rules, and the ad hoc committee that will hear Venezuela’s request was constituted on December 27, 2016. On March 24, 2017, the ad hoc committee rendered its decision to lift the stay of enforcement of the award. The ad hoc committee has not reserved its right to reopen that decision and no appeal against such decision is provided under ICSID’s Arbitration Rules.

The parties exchanged two rounds of written submissions on Venezuela’s request for annulment. Following the resignation of one of the ad hoc committee members, the committee was reconstituted on November 3, 2017, and the final hearing on Venezuela’s annulment request was rescheduled for March 22-23, 2018. Following the hearing, the ad hoc committee will deliberate and issue a decision on Venezuela’s annulment application. While there is no deadline by which the ad hoc committee must render its decision, it is presently expected that the ad hoc committee will render a decision between June and September 2018.

Tavsa and Comsigua

On December 12, 2016, the tribunal issued its award upholding Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Tavsa and Comsigua in violation of the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $137 million and ordered Venezuela to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008 until the day of effective payment at a rate equivalent to LIBOR + 4% per annum, which as of December 31, 2017 amounted to $88 million.

On April 11, 2017, Venezuela submitted a request for annulment of the award as well as the stay of enforcement of the award in accordance with the ICSID Convention and Arbitration Rules. Venezuela’s annulment request was registered on April 14, 2017. The ad hoc committee that will hear Venezuela’s request was constituted on October 17, 2017. On October 19, 2017, Tenaris and Talta filed an opposition to Venezuela’s request to continue the stay of enforcement of the award, which was followed by the exchange of additional written submissions between the parties. The ad hoc committee has extended the provisional stay of enforcement of the award until it rules on Venezuela’s request. A hearing on Venezuela’s request to continue the stay of enforcement of the award was held on February 1, 2018, and will be followed by a decision from the ad hoc committee. The final hearing for Venezuela’s annulment request is scheduled for August 27-28, 2018. Following the hearing, the ad hoc committee will deliberate and issue a decision on Venezuela’s annulment application. While there is no deadline by which the ad hoc committee must render its decision, it is presently expected that the ad hoc committee will render a decision between November 2018 and February 2019.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

31	Nationalization of Venezuelan Subsidiaries (Cont.)

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the results of operations and cash flows of the Venezuelan Companies as from June 30, 2009, and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfil the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of December 31, 2017, for a total amount of approximately $27 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

32	Fees paid to the Company's principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2017	2016	2015
Audit fees	3,995	3,588	4,372
Audit-related fees	88	64	78
Tax fees	23	14	25
All other fees	30	3	15
Total	4,136	3,669	4,490

33	Subsequent event

Agreement regarding governance of Usiminas

On February 8, 2018, the Company’s affiliate Ternium announced that its subsidiary Ternium Investments S.à r.l. had entered into a binding and immediately effective agreement (the “Agreement”) with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”), establishing certain new governance rules for Usiminas as well as certain undertakings for the settlement of legal disputes. The new governance rules for Usiminas include, among others, an alternation mechanism for the nomination of each of the CEO and the Chairman of the Usiminas board of directors, as well as a new mechanism for the nomination of other members of Usiminas’ executive board. In addition, the Agreement incorporates an exit mechanism.

Under the Agreement, the right to nominate the CEO and the Chairman will alternate between Ternium and NSSMC at a 4-year interval, comprising two consecutive 2-year terms. For the initial four years, Ternium will be entitled to nominate the CEO and NSSMC will be entitled to nominate the Chairman. Initially, Ternium and NSSMC intend to nominate Sergio Leite as Usiminas’ CEO and Ruy Hirschheimer as Usiminas’ Chairman of the Board, respectively. The executive board will be composed of six members, including the CEO and five Vice-Presidents, with Ternium and NSSMC nominating three members each. The Agreement includes an exit mechanism consisting of a buy-and-sell procedure, exercisable at any time during the term of the existing Usiminas shareholders' agreement after the fourth-and-a-half-year anniversary from the coming election of Usiminas’ executive board in May 2018. Such buy-and-sell procedure would allow either Ternium or NSSMC to purchase all or a majority of the Usiminas shares held by the other party.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

33	Subsequent event (Cont.)

Agreement regarding governance of Usiminas (Cont.)

The Company’s subsidiary Confab Industrial, together with Ternium Investments S.à r.l. and its subsidiaries Siderar S.A.I.C. and Prosid Investments, is a party to the T/T Group within the Usiminas controlling group. Pursuant to the Agreement, the T/T Group members, including Confab, will use their reasonable best efforts to negotiate and execute an amended and restated Usiminas’ shareholders’ agreement together with the other minority shareholders of the control group, Previdência Usiminas, Metal One Corporation and Mitsubishi Corporation do Brasil S.A., having the same termination date as the existing Usiminas shareholders’ agreement. If any non-affiliated controlling group shareholder for any reason does not enter into the new shareholders agreement on or before April 10, 2018, the T/T Group members, including Confab, will enter into a separate Usiminas’ shareholders’ agreement only among themselves and their affiliates that are shareholders of Usiminas, which will operate as an upper-level agreement in respect of the existing shareholders agreement and will more fully reflect and implement the new governance rules as between them and their affiliates.

Annual Dividend Proposal

On February 21, 2018 the Company’s Board of Directors proposed, for the approval of the Annual General Shareholders' meeting to be held on May 2, 2018, the payment of an annual dividend of $0.41 per share ($0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid on November 22, 2017. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million will be paid on May 23, 2018, with an ex-dividend date of May 21, 2018. These Consolidated Financial Statements do not reflect this dividend payable.

Edgardo Carlos
Chief Financial Officer